19

02049384

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Starlight Intl Holdings

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
AUG 30 2002
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 3594 FISCAL YEAR 3-31-02

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE : 8/22/02

STARLITE

升岡國際有限公司
STARLIGHT INTERNATIONAL HOLDINGS LTD.

(Incorporated in Bermuda with Limited Liability)


99 - 08:28
American Pie
STARLITE
MP3
AUDIO PLAYER

2002 年報
Annual Report

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED

(Incorporated in Bermuda with limited liability)

Proxy form for use at the annual general meeting to be held on Thursday, 12th September, 2002 at 3:00 p.m. and at any adjournment thereof

I/We (note 1) ______________________________ of ____

____

being the registered holder(s) of (note 2) ______________________________ shares of HK$0.10 each in the capital of STARLIGHT INTERNATIONAL HOLDINGS LIMITED ("the Company"), HEREBY APPOINT (note 3) ____________________________ of ______________________________

____ or failing him, the Chairman of the meeting as my/our proxy to act for me/us at the annual general meeting (or at any adjournment thereof) of the Company to be held at Park Lane IV, 27th Floor, The Park Lane, 310 Gloucester Road, Hong Kong on Thursday, the 12th day of September, 2002 at 3:00 p.m. and at the said meeting (or at any adjournment thereof) to vote for me/us and in my/our name(s) as hereunder indicated or, if no such indication is given, as my/our proxy thinks fit. (note 4)

		FOR (note 4)	AGAINST (note 4)
1.	To receive and consider the financial statements for the year ended 31st March, 2002 and the reports of the directors and auditors.		
2.	(a) To re-elect Mr. Lau SakYuk, Andy as director.		
	(b) To fix the remuneration of the directors.		
3.	To re-appoint auditors and to fix their remuneration.		

Dated the ________ day of ________, 2002   Shareholder's Signature (note 5): ____________________

Notes:–

1. Full name(s) and address(es) to be inserted in BLOCK CAPITALS.
2. Please insert the number of shares of HK$0.10 each to which this proxy relates registered in your name(s). If no number is inserted, this proxy form will be deemed to relate to all the shares of the Company registered in your name(s).
3. Please insert the name and address of proxy desired in the space provided. IF NO NAME IS INSERTED, THE CHAIRMAN OF THE MEETING WILL ACT AS YOUR PROXY.
4. IMPORTANT: IF YOU WISH TO VOTE FOR ANY RESOLUTION, PLEASE TICK THE BOX MARKED "FOR" BESIDE THE APPROPRIATE RESOLUTION. IF YOU WISH TO VOTE AGAINST ANY RESOLUTION, PLEASE TICK THE BOX MARKED "AGAINST" BESIDE THE APPROPRIATE RESOLUTION. Failure to complete any or all boxes will entitle your proxy to cast his votes at his discretion. Your proxy will also be entitled to vote at his discretion on any resolution properly put to the meeting other than those referred to in the notice convening the meeting.
5. This proxy form must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer or attorney duly authorised.
6. Where there are joint registered holders of any share, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such share as if he was solely entitled thereto; but if more than one of such joint holders be present at the meeting personally or by proxy, that one of the said persons so present whose name stands first on the register of members in respect of such share shall alone be entitled to vote in respect thereof.
7. To be valid, this proxy form, together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company's Head Office and Principal Place of Business, 5th Floor, Shing Dao Industrial Building, 232 Aberdeen Main Road, Hong Kong not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof.
8. The proxy need not be a member of the Company but must attend the meeting in person to represent you. Completion and deposit of the proxy form will not preclude you from attending and voting at the meeting if you so wish.
9. Any alteration made in this proxy form must be initialled by the person who signs it.

STARLITE

STARLIGHT INTERNATIONAL HOLDINGS LIMITED

升岡國際有限公司

（於百慕達註冊成立之有限公司）

出席於二零零二年九月十二日（星期四）下午三時正召開之股東週年大會（及其任何續會）適用之代表委任表格

本人／吾等（註一） ______________________________

寓 ______________________________，

為STARLIGHT INTERNATIONAL HOLDINGS LIMITED升岡國際有限公司（「本公司」）股本中每股面值0.10港元股份共 __________ 股（註二）之登記持有人，**茲委任**（註三） __________，

寓 ______________________________，

如其未克出席，則委任大會主席為本人／吾等之代表，代表本人／吾等出席於二零零二年九月十二日（星期四）下午三時正假座香港銅鑼灣告士打道310號柏寧酒店二十七樓柏寧廳IV舉行之股東週年大會（或其任何續會），並於該大會（或其任何續會）以本人／吾等之名義按以下所載指示代表本人／吾等投票，若無指示，則本人／吾等之代表可酌情自行投票表決（註四）。

		贊成（註四）	反對（註四）
（一）	省覽截至二零零二年三月三十一日止年度之財務報告與董事局及核數師報告。		
（二）	(a) 重選劉錫澳先生連任董事。		
	(b) 釐定董事酬金。		
（三）	續聘核數師及釐定其酬金。		

日期：二零零二年 ________ 月 ________ 日　　股東簽署（註五）：______________________________

附註：

一、 請用**正楷**填上姓名及地址。

二、 請填上登記於　閣下名下之每股面值0.10港元股份之數目。倘未有填上股份數目，則本代表委任表格將被視為與所有登記於　閣下名下之本公司股份有關。

三、 請填上所欲委任代表之姓名及地址，**倘未有填上任何姓名，則大會主席出任　閣下之代表。**

四、 **注意：　閣下如欲投票贊成一項決議案，請在有關決議案之「贊成」欄內填上「✓」號，閣下如欲投票反對一項決議案，請在有關決議案之「反對」欄內填上「✓」號。**如無任何指示，則　閣下之代表可自行就有關決議案酌情投票。　閣下之代表亦有權酌情對召開大會之通告所載以外，並於會上適當提出之任何決議案投票。

五、 本代表委任表格須由　閣下或　閣下之正式書面授權人簽署。如股東為一有限公司，則代表委任表格須蓋上公司印鑑，或由行政人員或獲正式授權之授權人簽署。

六、 倘屬聯名登記股份持有人，則任何一位該等人士均可於任何會議上就該等股份投票（不論親身或委派代表），猶如彼為唯一有權投票者。惟倘超過一位有關之聯名持有人親身或委派代表出席任何會議，則僅股東名冊內有關聯名持有人中排名首位之出席者方有權就該等股份投票。

七、 本代表委任表格連同授權簽署本表格之授權書或其他授權文件（如有）或經由公證人簽署證明之該等文件副本，最遲須於上述大會或任何續會舉行時間四十八小時前送達本公司總辦事處及主要營業地點，香港香港仔大道二百三十二號城都工業大廈五樓，方為有效。

八、 受委任代表毋須為本公司之股東，但須親自出席大會以代表　閣下。　閣下填妥及交回代表委任表格後仍可出席大會及於會上投票。

九、 代表委任表格之每項更改，均須由簽署人簡簽示可。

目錄 Contents

董事局
執行董事：
劉錫康
劉錫淇
劉錫澳

獨立非執行董事：
韓相田
何厚鏘

秘書
李業華

核數師
德勤•關黃陳方會計師行

審核委員會
韓相田
何厚鏘

主要銀行
香港上海滙豐銀行
渣打銀行
恒生銀行有限公司
華比富通銀行
美國亞洲銀行

律師
張葉司徒陳律師事務所

香港股票過戶登記處
秘書商業服務有限公司

註冊辦事處
Cedar House
41 Cedar Avenue
Hamilton, Bermuda

主要辦事處
香港
香港仔大道二百三十二號
城都工業大廈五樓
電話：(852) 2554 6303
傳真：(852) 2873 0230
電子郵件：starlite@starlight.com.hk
網址：www.starlight.com.hk

BOARD OF DIRECTORS
Executive Directors:
Lau Sak Hong, Philip
Lau Sak Kai, Anthony
Lau Sak Yuk, Andy

Independent Non-executive Directors:
Hon Sheung Tin, Peter
Ho Hau Chong, Norman

SECRETARY
Peter Lee Yip Wah

AUDITORS
Deloitte Touche Tohmatsu

AUDIT COMMITTEE
Hon Sheung Tin, Peter
Ho Hau Chong, Norman

PRINCIPAL BANKERS
The Hongkong and Shanghai Banking Corporation
Standard Chartered Bank
Hang Seng Bank Limited
Fortis Bank
Bank of America (Asia) Limited

SOLICITOR
Vincent T K Cheung, Yap & Co.

SHARE REGISTRARS AND TRANSFER OFFICE IN HONG KONG
Secretaries Limited

REGISTERED OFFICE
Cedar House
41 Cedar Avenue
Hamilton, Bermuda

PRINCIPAL OFFICE
5th Floor, Shing Dao Industrial Building
232 Aberdeen Main Road
Hong Kong
Tel: (852) 2554 6303
Fax: (852) 2873 0230
email: starlite@starlight.com.hk
website: www.starlight.com.hk

股東週年大會通告

NOTICE OF ANNUAL GENERAL MEETING

茲通告本公司謹訂於二零零二年九月十二日（星期四）下午三時正假座香港銅鑼灣告士打道310號柏寧酒店二十七樓柏寧廳IV舉行股東週年大會，以便處理下列事項：—

一、 省覽截至二零零二年三月三十一日止年度之財務報告與董事局及核數師報告。

二、 重選董事及釐定董事酬金。

三、 續聘核數師及釐定其酬金。

承董事局命
秘書
李業華

香港，二零零二年七月二十三日

附註：

一、 凡有權出席此次大會並可於會上投票之本公司股東，均有權委派一名或多名代表出席及代其投票，受委代表毋須為本公司之股東。

二、 代表委任表格連同簽署人之授權書或其他授權文件（如有）或經公證人簽署證明之該等文件副本，須於大會或其任何續會指定舉行時間四十八小時前送達本公司總辦事處及主要營業地點，香港香港仔大道二百三十二號城都工業大廈五樓，方為有效。

NOTICE IS HEREBY GIVEN that an annual general meeting of the Company will be held at Park Lane IV, 27th Floor, The Park Lane, 310 Gloucester Road, Hong Kong on Thursday, the 12th day of September, 2002 at 3:00 p.m. for the following purposes:–

1. To receive and consider the financial statements for the year ended 31st March, 2002 and the reports of the directors and auditors.

2. To re-elect directors and to fix the remuneration of directors.

3. To re-appoint auditors and to fix their remuneration.

By Order of the Board
Peter LEE Yip Wah
Secretary

Hong Kong, 23rd July, 2002

Notes:

1. Any member of the Company entitled to attend and vote at the meeting is entitled to appoint one or more proxies to attend and vote instead of him. A proxy need not be a member of the Company.

2. To be valid, a proxy form together with the power of attorney or other authority (if any) under which it is signed or a notarially certified copy thereof, must be deposited at the Company's Head Office and Principal Place of Business, 5th Floor, Shing Dao Industrial Building, 232 Aberdeen Main Road, Hong Kong not less than forty-eight hours before the time appointed for holding the meeting or any adjournment thereof.



主席劉錫康先生
Chairman, Mr. Lau Sak Hong, Philip

財務業績

截至二零零二年三月三十一日止年度，與上年比較，集團營業額下降30%，全年淨虧損下降至約39,830,000港元。（上年度淨虧損52,800,000港元。）下半年度與上半年度比較，淨虧損由上半年度之34,219,000港元減少至下半年度之5,613,000港元。

FINANCIAL RESULTS

The Group's turnover for the year ended 31 March 2002, as compared with last year, decreased by 30%. Net loss for the year reduced to approximately Hong Kong dollars 39.83 million. (Net loss for last year was Hong Kong dollars 52.8 million.) Net loss reduced from HK$34,219,000 in the first half year to only about HK$5,613,000 in the second half year.

末期股息

董事局不建議派發二零零二年三月三十一日止年度之末期股息。

FINAL DIVIDEND

The Directors do not recommend the payment of a final dividend for the year ended 31st March, 2002.

業務回顧

電子部門

本年度經營環境極為困難，世界性經濟衰退，再加上美國911事件，消費品市場需求疲弱，電子消費產品之價格競爭劇烈使利潤顯著下降。

集團為克服困難環境，精簡架構並關閉部份廠房，將所有電子產品廠房集中於番禺，以便增加生產效率。大部份重組費用，均於本年度上半年入帳。本部本年度淨虧損15,788,000港元，惟下半年度與上半年度比較，營業額下降3%，虧損數額由上半年之10,280,000港元，縮減至5,508,000港元。可見重組後生產成本下降之效應。

證券買賣

經濟不景，本年度證券買賣營業額與上年度比較，大幅下降69%。虧損亦減少至11,628,000港元。（上年度51,390,000港元。）本年度之營業額大部份為集團減持證券投資組合所作之交易。

BUSINESS REVIEW

Electronic Division

During the year, operating environment for consumer electronic business was extremely difficult. The demand for the consumer market was weak as affected by the global economic recession and further deteriorated by the 911 event in U.S.A. Gross profit margin for consumer electronic products dropped sharply as price competition was severe.

In order to overcome the difficult situation, positive measures including the consolidation of production facilities by the closure of some production bases were adopted by the Group. Operation structure was also simplified. Production facilities for consumer electronic business were concentrated in Panyu in order to improve the production efficiency. Most of the re-structure expenses were accounted for in the first half of the financial year. Loss for this segment for the year amounted to HK$15,788,000. During the second half of the year, sales decreased by 3 % as compared to the first half of the year. However, net loss reduced from HK$10,280,000 in the first half of the year to net loss of HK$5,508,000 in the second half of the year, which reflected the savings in production costs in the second half of the year after restructure.

Securities Trading

Facing economic downturn, turnover for securities trading during the year dropped sharply about 69% as compared with last year. Net loss for the year reduced to HK$11,628,000 as compared to a net loss of HK$51,390,000 last year. Most of the trading transactions during the year were transactions aiming at reducing the Group's investment portfolio.

展望

展望未來一年，營商環境仍然困難，全球經濟仍欠明朗，美國消費市場需求亦未見明顯改善，但在此困難環境下，集團仍然能夠爭取增加數個美國零售業著名之新客戶，以增加客戶基礎。此外，集團研製之一系列高科技數碼影音產品，如附有解碼及入碼功能之新MP3機，可重寫光碟機及六碟可轉換式雷射音響組合，極受市場歡迎，已取得非常滿意之訂單，足夠維持生產運作至本年底。

集團於二零零一年八月完成收購一間於美國NASDAQ上市之附屬公司，Cosmo Communications Corporation ("Cosmo")，本集團佔Cosmo 91%股權。於截至二零零二年三月三十一日止季度Cosmo已轉虧為盈。收購Cosmo後，於市場推廣方面產生協同效應，Cosmo於加拿大市場之銷售網絡，使集團成功開拓加拿大市場，現Cosmo已持有加拿大一著名零售客戶大量訂單購買集團影音產品。配合集團供應之新產品，預計Cosmo來年營業額必然大幅增長。

近期歐洲貨幣兑美元匯率上升，對集團增加歐洲市場之銷售量將產生很大效益。

如無逆料，集團來年營業額應有顯著增長，加以集團經重組生產設備後，效率提高，生產成本下降，故集團希望取得較高邊際利潤。

財務狀況

於二零零二年三月三十一日，集團之現金及銀行結存約為23,180,000港元（二零零一年：25,881,000港元），證券及衍生工具投資約為52,232,000港元（二零零一年：96,535,000港元），銀行借貸則約為114,109,000港元（二零零一年：140,247,000港元），借款比率以總負債與股東資金比較為0.67。借貸比率若以銀行總借貸與股東資金比較，則為0.24。

由於集團絕大部份交易均以美元或港元為結算單位，匯兑風險很低。

PROSPECT

The operation environment for the Group in the coming year is still difficult, Global economy is still under uncertainty. There is no big improvement from the demand in the consumer market in United States. Under these situations, the Group still successfully increase a few well known new customers in the consumer sector in United States to strengthen our customers base. Besides, a series of high technology digital audio and video products such as MP3 with decode and encode features, CDRW and six CD changers music centre, were designed by the Group. These products were well received by the market and have obtained satisfactory orders for the Group to maintain its production till the end of the year.

In August 2001, the Group had completed the acquisition of 91% equity interest of a subsidiary, Cosmo Communications Corporation ("Cosmo"), listed in the NASDAQ stock market. For the quarter ended 31 March 2002, Cosmo has successfully turned into profitable position. After the acquisition of Cosmo, strong synergies in marketing of the Group's products will occur. With Cosmo marketing network in Canada, the Group has successfully exploited the market in Canada. Cosmo has already held a substantial amount of orders for the Group's audio and video products from well known customers in the consumer sector. With the support of the Group's new product lines, the turnover of Cosmo for the coming year will increase substantially .

Recent increase in exchange rate for Euro against US dollars will have a favourable impact to the Group and increases its sales in Europe.

Barring unforeseen circumstances, the Group's turnover in the coming year will increase significantly. After the re-structure of the Group's production facilities, production efficiency will increase and production costs decrease. Consequently, the Group expects a higher profit margin.

FINANCIAL POSITION

As at 31st March 2002, cash and bank balance were approximately HK$23,180,000 (2001: HK$25,881,000). Investments in securities and derivative instruments approximately amounted to HK$52,232,000 (2001: HK$96,535,000). Bank borrowings were approximately HK$114,109,000 (2001: HK$140,247,000). The gearing ratio based on total liabilities to shareholders' funds was 0.67. The gearing ratio based on total bank borrowings to shareholders' funds was 0.24.

Group's transactions were mostly denominated in US dollars and Hong Kong dollars. The exposure to foreign exchange risk was minimal.

資產抵押

於二零零二年三月三十一日，本集團抵押若干資產及證券，其賬面值約為125,561,000港元，作為一般信貸服務及經紀股票戶口之擔保。

PLEDGE OF ASSETS

At 31st March, 2002, the Group pledged certain assets and securities with the carrying value of HK$125,561,000 to secure the general credit facilities and the margin accounts with brokers.

員工

於二零零二年三月三十一日，本集團擁有員工共6,320人，其中6,162人受僱於中國，負責本集團之製造及分銷生意。

本集團為其員工提供之福利如員工保險、退休計劃、花紅、優先認股權計劃、在職訓練及訓練資助。

STAFF

As at 31st March, 2002 the Group had a total staff of 6,320 of which 6,162 were employed in the PRC for the Group's manufacturing and distribution businesses.

The Group provides employee benefits such as staff insurance, retirement scheme, discretionary bonus and share option scheme and also provides in-house training programmes and external training sponsorship.

或然負債

於年結日時，集團未有重大之或然負債。

CONTINGENT LIABILITIES

As at balance sheet date, no material contingent liabilities were incurred by the Group.

致謝

本人藉此機會謹向本集團全體員工於本年度努力不懈，盡忠職守之表現作衷心致謝。

APPRECIATION

I would like to take this opportunity to express my sincere appreciation to all our staff for their, utmost effect and dedication to the Group during the year.

主席
劉錫康

香港，二零零二年七月二十三日

Lau Sak Hong, Philip
Chairman

Hong Kong, 23rd July, 2002

董事及高級管理人員資料

DIRECTORS' AND SENIOR MANAGEMENT'S PROFILE

執行董事

劉錫康先生，五十四歲，為本集團主席兼董事總經理。彼在本集團已服務三十二年並擁有超過三十二年電子工業之管理經驗。

劉錫淇先生，五十二歲，為劉錫康先生之胞弟，亦為本集團董事，負責本集團於中國之生產管理。其主要職責除管理中國生產業務外，亦負責國內內銷、策劃及開發國內新項目。彼在本集團服務了三十一年。

劉錫澳先生，五十二歲，為劉錫康先生之胞弟，亦為本集團生產管理之董事，負責本集團之生產管理。此外，彼亦負責本集團之研究及開發。彼在本集團服務了三十一年。

獨立非執行董事

韓相田先生，六十一歲，彼於一九八八年獲委任為本集團獨立非執行董事。現職為律師，於香港執業超過三十一年。

何厚鏘先生，四十六歲，彼於一九九八年獲委任為本集團獨立非執行董事，持有英國University of Exeter學士學位，亦為英格蘭及威爾斯特許會計師公會會員及香港會計師公會資深會員。何先生有超過二十年管理及地產發展經驗。

高級管理層

劉錫鴻先生，四十六歲，為劉錫康先生之胞弟，亦為集團一主要附屬公司董事，專責主管本集團彩色電視機製造業務，彼在本集團已服務了九年並擁有十五年以上電子業務經驗。

劉錫海先生，四十三歲，為劉錫康先生之胞弟，亦為本集團一主要附屬公司董事，取得澳洲一所大學之理科學位，現負責本集團原料採購及控制等工作。彼在本集團已服務了十八年。

EXECUTIVE DIRECTORS

Mr. Lau Sak Hong, Philip, aged 54, is the Chairman and Managing Director of the Group. He has been in the Group for 33 years and has over 33 years of management experience in the electronics industry.

Mr. Lau Sak Kai, Anthony, aged 52, a brother of Mr. Lau Sak Hong, Philip, is the Group's Director responsible for the Group's overall production management in China. His main duties, besides the management of PRC production activities, include the responsibility of local sales in China and the planning and exploitation of new projects in China. He has been in the Group for 31 years.

Mr. Lau Sak Yuk, Andy, aged 52, a brother of Mr. Lau Sak Hong, Philip, is also one of the Group's Production Director responsible for the Group's overall production management in China. In addition, he is in charge of the Research & Development of the Group. He has been in the Group for 31 years.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Mr. Hon Sheung Tin, Peter, aged 61, has been an Independent Non-executive Director of the Group since 1988. He has been practising as a solicitor in Hong Kong for over 31 years.

Mr. Ho Hau Chong, Norman, aged 46, has been an Independent Non-executive Director of the Group since 1998, he holds a Bachelor of Arts degree from the University of Exeter, and is a member of the Institute of Chartered Accountants in England and Wales, and a Fellow of the Hong Kong Society of Accountants. He has over 20 years of experience in management and property development.

SENIOR MANAGEMENT

Mr. Lau Shek Hung, Eric, aged 46, a brother of Mr. Lau Sak Hong, Philip, is the Director of one main subsidiary of the Group. He is responsible for the Group's Colour TV manufacturing business. He has been in the Group for 9 years and has over 15 years of experience in the electronics field.

Mr. Lau Sek Hoi, Jacky, aged 43, a brother of Mr. Lau Sak Hong, Philip, is the Director of one main subsidiary of the Group. He is holding a science degree from one Australian university and is currently responsible for the Group's material sourcing, purchasing and control activities. He has been in the Group for 18 years.

高級管理層－續

翁懷德先生，五十二歲，於一九八八年加入本集團為總經理，負責本集團之整體公司策劃及管理，兼制定業務政策、公司架構和財務策劃。彼持有一策略財務管理碩士名銜，並為特許秘書及特許市場師，擁有超過三十年業務及行政管理之經驗。

陳寶松先生，五十一歲，於一九八八年加入本集團為財務總監，負責監管本集團會計、財務及公司等事務，彼為專業會計師，並擁有超過二十年審計、商業及財務經驗。

朱國熾先生，五十一歲，於二零零零年加入本集團，為升岡集團有限公司之副總裁。彼持有大學工商管理學位，並擁有三十年電子業務及國際貿易經驗。曾任多間經營電子業務公司之董事。

林泓達先生，四十五歲，於二零零零年加入本集團，為Starlight eTech (Holdings) Limited之行政總裁。彼於科技資訊行業，擁有二十五年經驗，特別是在軟件及系統綜合顧問及管理方面。此外，於銷售、推廣、管理、顧問、計劃管理及軟件／系統發展之經驗亦非常豐富。曾任多間跨國資訊公司董事。

SENIOR MANAGEMENT – continued

Mr. Yung Wai Tak, Abraham, aged 52, joined the Group as the General Manager in 1988. He is responsible for setting up the Group's overall corporate planning and management and also plays role in the formulation of business policy, corporate structure and financial planning. He holds a Master of Business Administration in Strategic Financial Management and is a Chartered Secretary and a Chartered Marketer. He has over 30 years of commercial experience in business management and administration.

Mr. Chan Po Chung, Norman, aged 51, joined the Group as a Financial Controller in 1988 for supervising the Group's accounting, financial and corporate aspects. He is a qualified accountant with over 20 years of auditing, commercial and financial experience.

Mr. Chu Kwok Chi, Robert, aged 51, joined the Group in 2000 as the Vice President of Starlight Industrial Holdings Limited. He holds a bachelor degree in Business Administration and has 30 years of experience in electronics industry and international trade. He had been a director of several large companies engaging in electronics industry.

Mr. Lam Wang Tat, Thomas, aged 45, joined the Group as the CEO of Starlight eTech (Holdings) Limited. He is a 25 year IT veteran, and his background was in software, consulting system integration and management. He has extensive experience in sales, marketing, management, consulting, project management and software/system development. He was formerly a director of various major multinational IT companies.

董事局同寅謹呈覽本公司及其附屬公司(統稱「集團」)截至二零零二年三月三十一日止年度之年報及經審核之財務報告。

The directors present their annual report and the audited financial statements of the Company and its subsidiaries (hereinafter collectively referred to as the "Group") for the year ended 31st March, 2002.

主要業務

本公司為一投資控股公司。本公司附屬公司之業務包括設計、製造及銷售範圍廣泛之電子產品及證券買賣。

本集團之營業額及對經營虧損貢獻之分析已載於附註4內。

PRINCIPAL ACTIVITIES

The Company is an investment holding company. The subsidiaries of the Company are engaged in the design, manufacture and sale of a wide range of electronic products and in securities trading.

An analysis of the turnover and contribution to loss from operations of the Group is set out in note 4 to the financial statements.

業績

截至二零零二年三月三十一日止年度之本集團業績載於第18頁之綜合損益表。

RESULTS

The results of the Group for the year ended 31st March, 2002 are set out in the consolidated income statement on page 18.

股息

董事局不建議派發本年度末期股息。

DIVIDEND

The directors do not recommend the payment of a dividend for the year.

財務概要

本集團過去五個財政年度之財務概要已載於第78頁及79頁內。

FINANCIAL SUMMARY

A financial summary of the Group is set out on pages 78 and 79.

股本

本年度內,本公司在香港聯合交易所有限公司購回本公司之股份共33,640,000股,董事局認為當時公司股票交易價格以每股淨資產值折扣交易,回購股份會增加本公司之每股資產淨值。本公司亦因行使認股權證而發行33,668,729股新股份。

股本之變動情況載於財務報告附註28內。

本公司之優先認股權於本年度內之變動,已載於財務報告附註30內。

SHARE CAPITAL

During the year, the Company repurchased a total of 33,640,000 of its own shares on the Stock Exchange of Hong Kong Limited. The directors considered that, as the Company's shares were trading at a discount to the net assets value per share, the repurchases would increase the net asset value per share of the Company. The Company also issued 33,668,729 new shares as a result of the exercise of warrants.

Details of the movements in share capital are set out in note 28 to the financial statements.

Details of share options of the Company outstanding during the year are set out in note 30 to the financial statements.

投資物業

在年結日,本集團將其投資物業重估,重估所產生之270,000港元盈餘計入綜合收益表中。有關本集團之投資物業詳請,已載於財務報告附註13內。

INVESTMENT PROPERTIES

At balance sheet date, the Group revalued its investment properties. The corresponding surplus arising on revaluation of HK$270,000 was credited to the consolidated income statement. Details of investment properties of the Group are set out in note 13 to the financial statements.

物業、機器及儀器

本年度，本集團為擴張業務而購入之物業、機器及儀器約為40,059,000港元。上述及其他有關本集團物業、機器及儀器於本年度內之變動及詳情，已載於財務報告附註14內。

PROPERTY, PLANT AND EQUIPMENT

During the year, the Group acquired property, plant and equipment of approximately HK$40,059,000 to expand its business. Details of this and other movements in the property, plant and equipment of the Group during the year are set out in note 14 to the financial statements.

董事及董事服務合約

於本年度及截至本報告日期為止之董事如下：

執行董事：
劉錫康
劉錫淇
劉錫澳

獨立非執行董事：
何厚鏘
韓相田

劉錫澳先生將依照本公司之細則82於即將召開之股東週年大會輪值告退，及有資格膺選連任。

擬於即將召開之股東週年大會被提名膺選連任之任何董事，概無與本公司或其附屬公司訂有本集團不可於一年內毋須補償（法定賠償除外）而終止之服務合約。

獨立非執行董事之委任期限乃依照本公司細則用輪值告退方法委任。

DIRECTORS AND SERVICE CONTRACTS

The directors during the year and up to the date of this report were:

Executive directors:
Lau Sak Hong, Philip
Lau Sak Kai, Anthony
Lau Sak Yuk, Andy

Independent non-executive directors:
Ho Hau Chong, Norman
Hon Sheung Tin, Peter

In accordance with the Company's bye-law 82, Lau Sak Yuk, Andy retires by rotation and, being eligible, offers himself for re-election at the forthcoming annual general meeting.

No director being proposed for re-election at the forthcoming annual general meeting has a service contract with the Company or any of its subsidiaries which is not determinable by the Group within one year without payment of compensation (other than statutory compensation).

The independent non-executive directors are appointed for a term subject to retirement by rotation as required by the Company's bye-laws.

董事之合約利益及關連交易

於本年結日或本年度任何時間內，本公司或其附屬公司並未與任何董事訂立重要合約而使彼等直接或間接地獲得重大利益。

DIRECTORS' INTERESTS IN CONTRACTS AND CONNECTED TRANSACTIONS

No contract of significance to which the Company or any of its subsidiaries was a party and in which a director had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

董事之證券權益

在二零零二年三月三十一日，根據證券（公開權益）條例（「公開權益條例」）第29條而載於登記名冊內之各董事於本公司股份中擁有之權益如下：

DIRECTORS' INTERESTS IN SECURITIES

As at 31st March, 2002, the interests of the directors in the shares of the Company as recorded in the register maintained by the Company pursuant to Section 29 of the Securities (Disclosure of Interests) Ordinance ("SDI Ordinance") were as follows:

		持有本公司股份數目 Number of shares of the Company held		
		個人權益 Personal interests	公司權益 Corporate interests	其他權益 Other interests
執行董事：	**Executive directors:**			
劉錫康	Lau Sak Hong, Philip	159,106,288	12,072,360 (a)	670,546,202 (c)
		–	40,401,660 (b)	–
劉錫淇	Lau Sak Kai, Anthony	146,063,718	12,072,360 (a)	–
		–	40,401,660 (b)	–
劉錫澳	Lau Sak Yuk, Andy	137,236,431	12,072,360 (a)	–
		–	40,401,660 (b)	–
獨立非執行董事：	**Independent non-executive directors:**			
何厚鏘	Ho Hau Chong, Norman	–	–	–
韓相田	Hon Sheung Tin, Peter	778,580	–	–

附註：

(a) 該等股份乃透過由劉錫康、劉錫淇及劉錫澳（連同其他家族成員簡稱「劉氏家族」）實益擁有之公司K.K. Nominees Limited持有。

(b) 該等股份乃透過由劉氏家族實益擁有之公司Wincard Management Services Limited持有。

(c) 該等股份由一全權信託基金實益擁有之公司Philip Lau Holding Corporation直接或間接持有，該全權信託基金之受益人包括劉錫康及其聯繫人士。

Notes:

(a) These shares are held through K.K. Nominees Limited, a company which is beneficially owned by Lau Sak Hong, Philip, Lau Sak Kai, Anthony and Lau Sak Yuk, Andy (hereinafter collectively with other family members referred to as the "Lau family").

(b) These shares are held through Wincard Management Services Limited, a company which is beneficially owned by the Lau family.

(c) These shares are beneficially owned directly or indirectly by Philip Lau Holding Corporation, a company beneficially owned by a discretionary trust, the discretionary objects of which include Lau Sak Hong, Philip and his associates.

董事之證券權益－續

此外，其他劉氏家族成員共持有33,215,592股股份。

除上文所披露者及某些董事以本公司或其附屬公司受託人身份持有附屬公司之若干代理人股份外，並未有任何董事於本公司或依據公開權益條例定義下之有關公司擁有權益。

優先認股權

根據本公司於一九九七年四月七日舉行之股東特別大會所通過採用為期四年之優先認股權計劃主要目的是對本公司之董事及合資格之員工作出鼓勵，董事局可授予優先認股權給本集團任何有資格之員工，包括本公司及其附屬公司之董事，認購本公司之股份。所授予之優先認股權由授予優先認股權當日起計於五年內可行使。根據該優先認股權計劃，最高可發行之股份數量上限為當時已發行股份數量的10%。優先認股權之股份認購價為股份之面值或於授予優先認股權前五個交易日股份之平均最後成交價之80%，以較高者為準。

沒有員工可獲授予認股權，其數額若全面行使認購權可使該員工認購股份數量超過在認股權計劃中可發行股份之25%。建議授出之認股權可於授出日期起計28日以內接納，而承授人須就此支付象徵式代價1港元。持有人持有每股認股權可認購一股股份。行使認購股權認購股份時需繳付認購股份全數金額。

DIRECTORS' INTERESTS IN SECURITIES – *continued*

In addition, other members of the Lau family held an aggregate of 33,215,592 shares.

Save as disclosed above and other than certain nominee shares in subsidiaries held by directors in trust for the Company or its subsidiaries, no director held any interest in the securities of the Company or any of its associated corporations as defined in the SDI Ordinance.

SHARE OPTIONS

Under the Company's share option scheme ("Scheme") which was approved and adopted at the special general meeting of the Company held on 7th April, 1997 for a period of 4 years, for the primary purpose of providing incentives to directors and eligible employees, the directors may grant options to any eligible employees of the Group, including directors, of the Company and its subsidiaries to subscribe for shares in the Company. Options granted are exercisable within a period of five years commencing from the date of grant of the options. The maximum number of shares in respect of which options may be granted under the Scheme is limited to 10% of the issued share capital from time to time. The subscription price of the option shares is the higher of the nominal value of the shares and an amount which is not less than 80% of the average of the last dealt prices of the shares on the five trading days immediately preceding the offer of the options.

No employee shall be granted an option which, if exercised in full, would result in such employee becoming entitled to subscribe for such number of shares, exceeding 25% of the aggregate number of shares for the time subject to the Scheme. The offer of a grant of share option may be accepted within 28 days from the date of offer with a payment of nominal consideration of HK$1.00 by the grantee. Each option gives the holder the right to subscribe for one share at the relevant exercise price. Full amount of the subscription price of the shares must be paid upon the exercise of options.

優先認股權－續

在此計劃中已授予某些董事及員工之尚未行使優先認股權股份數目總結如下：

SHARE OPTIONS – continued

A summary of the outstanding option shares granted to certain directors and employees under the Scheme is as follows:

董事	Name of director	授予日期 Date of grant	行使價 Exercise price 港元 HK$	尚未行使優先認股權股份數目 Number of option shares outstanding 於at 4.1.2001 及and 3.31.2002
劉錫康	Lau Sak Hong, Philip	8.21.1997	0.12244	33,750,000
		4.1.1998	0.10000	5,200,000
劉錫淇	Lau Sak Kai, Anthony	4.1.1998	0.10000	17,200,000
劉錫澳	Lau Sak Yuk, Andy	4.1.1998	0.10000	17,200,000
				73,350,000
職員	Employees	7.2.1999	0.10000	43,645,056
				116,995,056

優先認股權計劃已在二零零一年四月六日屆滿。在該計劃屆滿前授予的優先認股權尚未行使認股權，優先認股權仍然有效，直至該等優先認股權行使認股權或過了行使權限期。本年度內並無授予或行使認股權。

The Scheme was expired on 6th April, 2001. Options granted under the Scheme prior to its cessation which have not been fully exercised remain valid under such time that such options are fully exercised or have lapsed. No options were granted or exercised during the year.

除上文披露者外，本公司或其任何附屬公司在本年度任何時間概無參與訂立任何安排而使本公司之董事可藉收購本公司或任何其他法人團體之股份或債券而獲得利益。

Save as aforesaid, at no time during the year was the Company or any of its subsidiaries a party to any arrangement to enable a director of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

除上文披露者外，各董事或彼等之聯繫人士在本年度內概無持有本公司或其任何聯繫公司（釋義見公開權益條例）證券之任何權益，而各董事或其配偶或未滿18歲之子女概無擁有任何可認購本公司證券之權利或曾行使任何該等權利。

Save as disclosed above, none of the directors or their associates had any interests in any securities of the Company or any of its associated corporations as defined in the SDI Ordinance, and none of the directors, or their spouses or children under the age of 18, had any right to subscribe for the securities of the Company, or had exercised any such right during the year.

主要股東

在二零零二年三月三十一日，按本公司根據公開權益條例16(1)條而設存之主要股東登記名冊上所載，除上述董事所披露之權益外，概無任何人士通知本公司其擁有本公司10%或以上之已發行股本。

SUBSTANTIAL SHAREHOLDERS

As at 31st March, 2002, the register of substantial shareholders maintained by the Company pursuant to Section 16 (1) of the SDI Ordinance showed that, other than the interests disclosed above in respect of the directors, the Company had not been notified of any interests representing 10% or more of the Company's issued share capital.

購買、出售或贖回本公司之上市證券

於本年內，本公司如財務報告附註28內所載，曾於香港聯合交易所有限公司購買本公司之股份。購回股份乃由於董事局相信此舉將會提高本公司之每股資產淨值及／或每股盈利。此等股份已於本公司購回時註銷。

除上文披露者外，本公司或其任何附屬公司概無於本年度內購買、出售或贖回任何本公司之上市證券。

PURCHASE, SALE OR REDEMPTION OF THE COMPANY'S LISTED SECURITIES

During the year, the Company purchased certain of its own shares on The Stock Exchange of Hong Kong Limited as described in note 28 to the financial statements. The shares were repurchased because the directors believed that it could enhance the net asset value per share and/or earnings per share of the Company. The shares were cancelled upon repurchase by the Company.

Save as disclosed above, neither the Company nor any of its subsidiaries purchased, sold or redeemed any of the Company's listed securities during the year.

最佳應用守則

本公司在本年度內，均遵守香港聯合交易所有限公司證券上市規則附錄14所載之最佳應用守則中有關須匯報遵守情況之段落。

CODE OF BEST PRACTICE

The Company has complied throughout the year with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

股份優先購買權

本公司之公司細則或百慕達法例均無對優先購買權作出任何限制，故本公司毋需按比例向現有股東發售新股。

PRE-EMPTIVE RIGHTS

There is no provision for pre-emptive rights under the Company's bye-laws, or the laws of Bermuda, which would oblige the Company to offer new shares on a pro-rata basis to existing shareholders.

主要供應商與客戶

本集團最大及首5間最大之客戶分別佔本集團營業總額36%及64%。

本集團最大及首5間最大之供應商分別佔本集團購貨總額14%及40%。

本公司各董事，其聯繫人士或據本公司董事所知悉擁有本公司已發行股本逾5%之股東，概無擁有本集團之首五大客戶或供應商之實益權益。

MAJOR CUSTOMERS AND SUPPLIERS

The aggregate sales attributable to the Group's largest customer and five largest customers accounted for 36% and 64% respectively of the Group's total turnover for the year.

The aggregate purchases attributable to the Group's largest supplier and five largest suppliers accounted for 14% and 40% respectively of the Group's total purchases for the year.

Save as disclosed above, none of the directors, their associates, or any shareholder (which to the knowledge of the directors owns more than 5% of the Company's share capital) has any interest in the Group's five largest customers or suppliers.

核數師

本公司之股東週年大會上將提呈決議案，重新委聘德勤•關黃陳方會計師行為本公司之核數師。

AUDITORS

A resolution will be submitted to the annual general meeting to re-appoint Messrs. Deloitte Touche Tohmatsu as auditors of the Company.

承董事局命
主席
劉錫康

香港，二零零二年七月二十三日

On behalf of the Board
Lau Sak Hong, Philip
CHAIRMAN

23rd July, 2002

德勤・關黃陳方會計師行

Certified Public Accountants
26/F, Wing On Centre
111 Connaught Road Central
Hong Kong

香港中環干諾道中111號
永安中心26樓

Deloitte Touche Tohmatsu

致Starlight International Holdings Limited
全體股東
(於百慕達註冊成立之有限公司)

TO THE SHAREHOLDERS OF
STARLIGHT INTERNATIONAL HOLDINGS LIMITED
(incorporated in Bermuda with limited liability)

本核數師行已完成審核載於第18頁至77頁按照香港普遍接納之會計準則編製之財務報告。

We have audited the financial statements on pages 18 to 77 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

董事及核數師的個別責任

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

貴公司之董事須負責編製真實與公平之財務報告。在編製該等財務報告時，董事必須貫徹採用合適之會計政策。

The Company's directors are responsible for the preparation of financial statements which give a true and fair view. In preparing financial statements which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

本行之責任是根據本行審核工作之結果，對該等財務報告表達獨立的意見，並向股東作出報告。

It is our responsibility to form an independent opinion, based on our audit, on those statements and to report our opinion to you.

意見之基礎

本行是按照香港會計師公會頒佈之核數準則進行審核工作。審核範圍包括以抽查方式查核與財務報告所載數額及披露事項有關之憑證，亦包括評估董事於編製該等財務報告時所作之重大估計和判斷及所釐定之會計政策是否適合 貴公司及 貴集團之具體情況，及是否貫徹應用並足夠地披露該等會計政策。

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Society of Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

本行在策劃和進行審核工作時，均以取得一切本行認為必需之資料及解釋為目標，使本行能獲得充份之憑證，就該等財務報告是否存有重要錯誤陳述，作出合理之確定。在表達意見時，本行亦已衡量該等財務報告所載之資料在整體上是否足夠。本行相信，本行之審核工作已為下列意見建立了合理之基礎。

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the financial statements are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements. We believe that our audit provides a reasonable basis for our opinion.

意見

本行認為上述之財務報告均真實與公平地反映 貴公司及 貴集團於二零零二年三月三十一日之財政狀況及 貴集團截至該日止年度之虧損和現金流量，並已按照香港公司條例之披露要求而妥善編製。

OPINION

In our opinion the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31st March, 2002 and of the loss and cash flows of the Group for the year then ended and have been properly prepared in accordance with the disclosure requirements of the Hong Kong Companies Ordinance.

德勤•關黃陳方會計師行
執業會計師

香港
二零零二年七月二十三日

Deloitte Touche Tohmatsu
Certified Public Accountants

Hong Kong
23rd July, 2002

綜合損益表

CONSOLIDATED INCOME STATEMENT

截至二零零二年三月三十一日止年度

For the year ended 31st March, 2002

		附註 Notes	2002 港元 HK$	2001 港元 HK$
營業額	Turnover	4	**932,781,475**	1,325,555,237
銷售成本	Cost of sales		**(850,140,805)**	(1,211,171,437)
毛利	Gross profit		**82,640,670**	114,383,800
其他收益	Other operating income	5	**17,435,691**	37,927,532
分銷成本	Distribution costs		**(31,825,754)**	(35,299,336)
行政費用	Administrative expenses		**(89,184,775)**	(96,637,902)
發展中物業已確認減值虧損	Impairment loss recognised in respect of properties under development		**(3,154,736)**	–
投資證券已確認減值虧損	Impairment loss recognised in respect of investment securities		**(2,965,000)**	–
其他投資之未變現虧損	Unrealised holding loss on other investments		**(5,294,763)**	(56,242,662)
攤銷收購附屬公司時產生之商譽	Amortisation of goodwill arising on acquisition of subsidiaries		**(391,754)**	–
增購一附屬公司額外權益時產生之負商譽轉入收益	Release of negative goodwill arising on acquisition of additional interest in a subsidiary		**3,154,736**	–
投資物業重估盈餘(虧損)	Surplus (deficit) on revaluation of investment properties		**270,000**	(1,630,000)
經營虧損	Loss from operations	6	**(29,315,685)**	(37,498,568)
融資成本	Finance costs	8	**(9,066,206)**	(13,909,097)
應佔聯營公司虧損	Share of losses of associates		**(1,495,367)**	(700,596)
除稅前經常業務虧損	Loss from ordinary activities before taxation		**(39,877,258)**	(52,108,261)
稅項	Taxation	9	**(241,945)**	(1,453,963)
未扣除少數股東權益前虧損	Loss before minority interests		**(40,119,203)**	(53,562,224)
少數股東權益	Minority interests		**286,901**	758,803
本年度虧損淨額	Net loss for the year	10	**(39,832,302)**	(52,803,421)
股息	Dividends	11	**–**	10,793,141
每股虧損 一基本	Loss per share – Basic	12	**1.5 cents**	2.0 cents

綜合資產負債表

CONSOLIDATED BALANCE SHEET

於二零零二年三月三十一日

At 31st March, 2002

		附註 Notes	2002 港元 HK$	2001 港元 HK$
資產及負債	**ASSETS AND LIABILITIES**			
非流動資產	Non-current assets			
投資物業	Investment properties	13	**45,250,000**	44,980,000
物業、機器及儀器	Property, plant and equipment	14	**241,180,071**	234,319,860
發展中物業	Properties under development	15	**29,000,000**	32,000,000
商譽	Goodwill	16	**16,183,211**	–
負商譽	Negative goodwill	17	**(3,844,449)**	–
聯營公司權益	Interest in associates	19	**2,662,844**	9,955,612
證券投資	Investments in securities	20	**32,681,000**	38,646,000
			363,112,677	359,901,472
流動資產	Current assets			
存貨	Inventories	21	**207,690,618**	210,729,812
應收賬項、按金及預付款項	Debtors, deposits and prepayments	22	**150,078,376**	94,302,369
可收回稅款	Taxation recoverable		**352,304**	272,021
應收貸款	Loan receivable	23	**1,395,000**	1,495,000
證券投資	Investments in securities	20	**52,232,178**	93,601,474
衍生工具投資	Investments in derivative instruments	24	**–**	2,933,600
應收聯營公司	Amounts due from associates		**3,649,240**	–
銀行結存及現金	Bank balances and cash		**23,179,670**	25,880,549
			438,577,386	429,214,825
流動負債	Current liabilities			
應付賬款及應計費用	Creditors and accrued charges	25	**203,025,851**	112,274,943
客戶按金	Customers' deposits		**307,707**	295,006
應付聯營公司賬項	Amount due to an associate		**2,800,000**	466,741
應付稅項	Taxation payable		**–**	20,071
一年內到期之貸款	Borrowings – amount due within one year	26	**95,509,263**	109,006,705
一年內到期之租購合約承擔	Obligations under a hire purchase contract – amount due within one year	27	**53,260**	46,160
			301,696,081	222,109,626
流動資產淨值	Net current assets		**136,881,305**	207,105,199
總資產減流動負債總額結轉	Total assets less current liabilities c/f		**499,993,982**	567,006,671

綜合資產負債表 CONSOLIDATED BALANCE SHEET

於二零零二年三月三十一日 At 31st March, 2002

		附註 Notes	2002 港元 HK$	2001 港元 HK$
承前總資產減流動負債總額	Total assets less current liabilities b/f		**499,993,982**	567,006,671
少數股東權益	Minority interests		**458,362**	9,110,251
非流動負債	Non-current liabilities			
一年後到期之貸款	Borrowings – amount due after one year	26	**18,600,000**	31,240,000
一年後到期之租購合約承擔	Obligations under a hire purchase contract – amount due after one year	27	**121,930**	175,190
			18,721,930	31,415,190
資產淨值	Net assets		**480,813,690**	526,481,230
資本及儲備	**CAPITAL AND RESERVES**			
股本	Share capital	28	**269,322,540**	269,319,667
已收認購股份款項	Subscription money received	29	–	4,376,935
儲備	Reserves	32	**211,491,150**	252,784,628
股東資金	Shareholders' funds		**480,813,690**	526,481,230

第16頁至68頁所載之財務報告書，經於二零零二年七月二十三日由董事局核准及授權刊發，並由下列董事代表簽署：

The financial statements on pages 16 to 68 were approved and authorised for issue by the Board of Directors on 23rd July, 2002 and are signed on its behalf by:

劉錫康
LAU SAK HONG, PHILIP
主席兼董事總經理
CHAIRMAN AND MANAGING DIRECTOR

劉錫淇
LAU SAK KAI, ANTHONY
董事
DIRECTOR

資產負債表

BALANCE SHEET

於二零零二年三月三十一日

At 31st March, 2002

		附註 Notes	2002 港元 HK$	2001 港元 HK$
資產及負債	**ASSETS AND LIABILITIES**			
非流動資產	Non-current assets			
附屬公司權益	Interest in subsidiaries	18	**549,721,304**	564,289,725
證券投資	Investment in securities	20	**5,141,000**	8,106,000
			554,862,304	572,395,725
流動資產	Current assets			
預付款項	Prepayments		–	2,147,390
應收聯營公司	Amounts due from group associates		**3,649,240**	–
銀行結存及現金	Bank balances and cash		**137,007**	4,656,883
			3,786,247	6,804,273
流動負債	Current liabilities			
應付賬款及應計費用	Creditors and accrued charges		**480,916**	1,762,418
流動資產淨額	Net current assets		**3,305,331**	5,041,855
總資產減流動負債	Total assets less current liabilities		**558,167,635**	577,437,580
非流動負債	Non-current liabilities			
應付附屬公司賬項	Amounts due to subsidiaries		**77,562,819**	63,745,780
資產淨值	Net assets		**480,604,816**	513,691,800
資本及儲備	**CAPITAL AND RESERVES**			
股本	Share capital	28	**269,322,540**	269,319,667
已收認購股份款項	Subscription money received	29	–	4,376,935
儲備	Reserves	32	**211,282,276**	239,995,198
股東資金	Shareholders' funds		**480,604,816**	513,691,800

劉錫康
LAU SAK HONG, PHILIP
主席兼董事總經理
CHAIRMAN AND MANAGING DIRECTOR

劉錫淇
LAU SAK KAI, ANTHONY
董事
DIRECTOR

綜合已確認盈虧報表

CONSOLIDATED STATEMENT OF RECOGNISED GAINS AND LOSSES

截至二零零二年三月三十一日止年度

For the year ended 31st March, 2002

		2002 港元 HK$	2001 港元 HK$ (重列) (restated)
未於綜合收益表確認有關折算海外業務所產生之虧損淨額	Net loss arising from exchange differences on translation of operations outside Hong Kong not recognised in the consolidated income statement	**(1,212,698)**	(241,324)
本年度虧損淨額	Net loss for the year	**(39,832,302)**	(52,803,421)
已確認虧損總額	Total recognised losses	**(41,045,000)**	(53,044,745)
購入一聯營公司時產生之商譽	Goodwill reserve arising on acquisition of an associate	**–**	(391,274)
		(41,045,000)	(53,436,019)
因本公司不確認宣派末期股息之前期調整（附註二）	Prior period adjustment arising from derecognition of final dividend declared by the Company (note 2)		18,222,733

綜合現金流量表

CONSOLIDATED CASH FLOW STATEMENT

截至二零零二年三月三十一日止年度

For the year ended 31st March, 2002

		附註 Notes	**2002 港元 HK$**	2001 港元 HK$
自經營業務流入之現金淨額	NET CASH INFLOW FROM OPERATING ACTIVITIES	33	**69,952,401**	5,100,345
投資回報及融資費用	RETURNS ON INVESTMENTS AND SERVICING OF FINANCE			
已付銀行及其他貸款利息	Interest on bank and other borrowings paid		**(9,209,513)**	(13,636,317)
已派一附屬公司少數股東股息	Dividend paid to minority shareholders of a subsidiary		**(128,000)**	(104,400)
已付一租購合約承擔之利息	Interest on obligations under a hire purchase contract paid		**(24,556)**	(31,657)
已收利息	Interest received		**1,187,124**	2,145,013
來自其他投資之股息	Dividend income from other investments		**1,122,192**	1,947,637
已派股息	Dividends paid		**–**	(28,103,023)
自投資回報及融資費用流出之現金淨額	NET CASH OUTFLOW FROM RETURNS ON INVESTMENTS AND SERVICING OF FINANCE		**(7,052,753)**	(37,782,747)
稅項	TAXATION			
已付香港利得稅	Hong Kong Profits Tax paid		**(430,320)**	(2,894,047)
已退還(已付)其他司法區之稅項	Taxation in other jurisdictions refunded (paid)		**88,021**	(657,952)
已退還香港利得稅	Hong Kong Profits Tax refunded		**–**	1,262,985
稅項流出之現金淨額	NET CASH OUTFLOW FROM TAXATION		**(342,299)**	(2,289,014)
投資業務	INVESTING ACTIVITIES			
購買物業、機器及儀器	Purchase of property, plant and equipment		**(40,059,283)**	(49,838,408)
購入附屬公司(淨現金收購扣除購入公司之現金結餘)	Purchase of subsidiaries (net off cash and cash equivalents acquired)	34	**(3,646,804)**	–
貸款予聯營公司	Loans to associates		**(250,000)**	(8,864,436)
發展中物業費用支出	Expenditure on properties under development incurred		**(148,360)**	(96,738)
增購一附屬公司額外權益繳付之代價	Consideration paid on acquisition of additional interest of a subsidiary		**(140,187)**	–
聯營公司償還借款	Repayment of loans from associates		**8,864,436**	–
出售物業、機器及儀器所得款項	Proceeds from disposal of property, plant and equipment		**466,708**	–
收回應收貸款	Repayment of loan receivable		**100,000**	5,000
購買投資證券	Purchase of investment securities		**–**	(37,606,000)
投資聯營公司	Investments in associates		**–**	(1,241,274)
自投資業務流出之現金淨額	NET CASH OUTFLOW FROM INVESTING ACTIVITIES		**(34,813,490)**	(97,641,856)
融資前流入(流出)之現金淨額	NET CASH INFLOW (OUTFLOW) BEFORE FINANCING		**27,743,859**	(132,613,272)

綜合現金流量表

CONSOLIDATED CASH FLOW STATEMENT

截至二零零二年三月三十一日止年度 For the year ended 31st March, 2002

		附註 Notes	2002 港元 HK$	2001 港元 HK$
融資	FINANCING	35		
銀行及其他貸款（流出）流入之現金淨額	Net cash (outflow) inflow from bank and other loans		**(35,324,121)**	79,833,276
購回股份包括佣金費用	Repurchases of shares including brokerage expenses		**(4,646,941)**	(14,925,523)
償還一租購合約之承擔	Repayment of obligations under a hire purchase contract		**(46,160)**	(39,059)
信託收據及入口貸款流入之現金淨額	Net cash inflow from trust receipts and import loans		**6,105,159**	5,358,148
債權貼現貸款流入（流出）之現金淨額	Net cash inflow (outflow) from debt factoring loans		**1,949,417**	(7,174,450)
附屬公司之少數股東權益	Capital contributed by minority shareholders of a subsidiary		**378,949**	–
因行使認股權證而發行股份之所得款項	Proceeds from issue of shares on exercise of warrants		**–**	20,755,050
已收認股權證持有人之認購股份款項	Subscription money received from warrant holders		**–**	4,376,935
自融資（流出）流入之現金淨額	NET CASH (OUTFLOW) INFLOW FROM FINANCING		**(31,583,697)**	88,184,377
現金及現金等值項目之減少	DECREASE IN CASH AND CASH EQUIVALENTS		**(3,839,838)**	(44,428,895)
年初現金及現金等值金額	CASH AND CASH EQUIVALENTS AT BEGINNING OF THE YEAR		**25,494,872**	69,926,700
外滙兑換率改變之影響	EFFECT OF FOREIGN EXCHANGE RATE CHANGES		**6,856**	(2,933)
年終現金及現金等值金額	CASH AND CASH EQUIVALENTS AT END OF THE YEAR	36	**21,661,890**	25,494,872

1. 概述

本公司乃一間於百慕達註冊成立之上市有限公司。

本公司為一投資控股公司。本公司附屬公司之業務包括設計、製造及銷售範圍廣泛之電子產品及證券買賣。

1. GENERAL

The Company is a listed public limited company incorporated in Bermuda.

The Company is an investment holding company. The subsidiaries of the Company are engaged in the design, manufacture and sale of a wide range of electronic products and in securities trading.

2. 採納新頒佈及經修訂之會計實務準則

本年度，本集團採納一系列由香港會計師公會新頒佈及經修訂之會計實務準則，並於本年度之財務報告內首次生效。採納新頒佈及經修訂之會計實務準則需修訂集團會計政策。經修訂之集團會計政策列於附註3內，該等新頒佈及經修訂之會計實務準則要求增加及修訂資料披露方式，這些修訂已在財務報表披露。前年度之比較數字亦作出重列以貫徹呈報方式。

採納新頒佈及經修訂之會計實務準則而修訂集團會計政策引致本年及往年受影響之金額及資料披露方式詳列如下。

結算日後末宣告及批准之擬派股息

根據會計實務準則第9號（經修訂）：「結算日後事項之會計處理」，於結算日後才擬派或宣派股息，不再被確認為於結算日之負債，惟將於財務報告附註內披露。會計政策之變動已追溯應用，採納此項會計實務準則所產生之前期調整增加本集團及本公司於二零零零年四月一日保留溢利18,222,733港元。

2. ADOPTION OF NEW AND REVISED STATEMENTS OF STANDARD ACCOUNTING PRACTICE

In the current year, the Group has adopted, for the first time, a number of new and revised Statements of Standard Accounting Practice ("SSAP"s) issued by the Hong Kong Society of Accountants ("HKSA"). The adoption of these new or revised SSAPs has led to a number of changes in the Group's accounting policies. The revised accounting policies are set out in note 3. In addition, the new and revised SSAPs have introduced additional and revised disclosure requirements which have been adopted in these financial statements. Comparative amounts and disclosures for the prior year have been restated in order to achieve a consistent presentation.

The adoption of these new and revised SSAPs has resulted in the following changes to the Group's accounting policies that have affected the amounts reported and disclosures for the current and prior years.

Dividends proposed or declared after the balance sheet date

In accordance with SSAP 9 (Revised) "Events after the balance sheet date", dividends proposed or declared after the balance sheet date but before the financial report authorised for issue was not recognised as liabilities at the balance sheet but are disclosed in the notes to the financial statements. The change in accounting policy has been applied retrospectively, resulting in a prior period adjustment. The effect of this change was to increase the Group's and the Company's accumulated profits by HK$18,222,733 at 1st April, 2000.

2. 採納新頒佈及經修訂之會計實務準則－續

租賃合約

會計實務準則第14號（經修訂）修訂租賃合約計算之基準及須就此作出之資料披露已在本集團之租賃合約會計處理作出修訂。該修訂並無對本年度或以前年度之數額構成重大影響。租賃合約所需披露之詳細資料已修訂以符合會計實務準則第14號（經修訂）之要求。前期年度之比較數字亦作出重列以貫徹呈報方式。

分類呈報

於本年度，本集團依照會計實務準則第26號「分類呈報」之規定修訂可申報分類資料之劃分基準。截至二零零一年三月三十一日止年度之分類資料披露已作修訂以貫徹本年呈報方式。

商譽

本集團已採納會計實務準則第30號「業務合併」，規定以往在儲備中撇銷或計入儲備之商譽（負商譽）毋須重列，因此，二零零一年四月一日前收購產生之商譽（負商譽）列於儲備中，待於出售附屬公司或聯營公司或於商譽被確認為減值時於損益表中扣除（計入）。

在二零零一年四月一日後就收購所產生之商譽將撥作資本化及按照其估計可用最高二十年期攤銷。在二零零一年四月一日後因收購而產生之負商譽須於資產中扣除，並於分析引致負商譽之情況後確認為收入。

2. ADOPTION OF NEW AND REVISED STATEMENTS OF STANDARD ACCOUNTING PRACTICE – continued

Leases

SSAP 14 (Revised) "Leases" has introduced some amendments to the basis of accounting for leases, and to the disclosures specified for the Group's leasing arrangements. These changes have not had any material effect on the results for the current or prior accounting periods. Disclosures for the Group's leasing arrangements have been modified so as to comply with the requirements of SSAP 14 (Revised). Comparative amounts and disclosures have been restated in order to achieve a consistent presentation.

Segment reporting

In the current year, the Group has followed the basis of identification of reportable segments to that required by SSAP 26 "Segment reporting". Segment disclosures for the year ended 31st March, 2001 have been amended so that they are presented on a basis consistent with that for the current year.

Goodwill

In adopting SSAP 30 "Business combinations", the Group has elected not to restate goodwill (negative goodwill) previously eliminated against (credited to) reserves. Accordingly, goodwill (negative goodwill) arising on acquisition prior to 1st April, 2001 is held in reserves and will be charged (credited) to the income statement at the time of disposal of the relevant subsidiary or associate, or at such time as the goodwill is determined to be impaired.

Goodwill arising on acquisition after 1st April, 2001 is capitalised and amortised over its estimated economic useful life of a maximum period of 20 years. Negative goodwill arising on acquisition after 1st April, 2001 is presented as a deduction from assets and will be released to income based on an analysis of the circumstances from which the balance resulted.

3. 主要會計準則

本財政報表乃按實際成本常規，就重估若干物業及證券投資而修訂，並根據香港普通接納之會計準則編製。所採納之主要會計政策載列如下：

綜合賬目準則

綜合財務報告乃將本公司及其附屬公司（統稱「集團」）截至每年三月三十一日止之財務報告合併。

本年度所購入或出售之附屬公司之業績，已分別由購入有效日期起及截至出售有效日期止計入綜合損益表內。

少數股東應佔附屬公司之任何累積虧損超逾其投入資本之數額已在本集團溢利內扣除。附屬公司所有以後之溢利均全計入本集團之收入，直至本集團之前所分攤少數股東應佔之虧損已收回。

本集團內各公司之間所有重要交易及結餘經已於編製綜合賬目時被撇除。

商譽

收購所產生之商譽指收購成本超出本集團分佔該附屬公司或聯營公司在收購日之可認定資產及負債公允價值之數額及按照其估計可用最高二十年期攤銷。於二零零一年四月一日後就收購所產生之商譽將確認為資產或計入聯營公司賬面值內。

在二零零一年四月一日前收購產生之商譽繼續列於儲備中，待於出售附屬公司或聯營公司或於商譽被確認為減值時於損益表中扣除。

3. SIGNIFICANT ACCOUNTING POLICIES

The financial statements have been prepared under the historical cost convention, as modified for the revaluation of certain properties and investments in securities, and in accordance with accounting principles generally accepted in Hong Kong. The principal accounting policies adopted are as follows:

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and its subsidiaries (hereinafter collectively referred to as the "Group") made up to 31st March each year.

The results of subsidiaries acquired and disposed of during the year are included in the consolidated income statement from and up to their effective dates of acquisition and disposal respectively.

The minority shareholders' share of any accumulated deficit incurred by subsidiaries in excess of their capital contribution is charged against the profits of the Group. The income of the Group is credited with all subsequent profits reported by the subsidiaries until the minority interests' share of the deficit previously absorbed by the Group has been recovered.

All significant inter-company transactions and balances within the Group have been eliminated on consolidation.

Goodwill

Goodwill arising on consolidation represents the excess of the cost of acquisition over the Group's interest in the fair value of the identifiable assets and liabilities of a subsidiary or associate at the date of acquisition and amortised on a straight line basis over its estimated economic useful life of a maximum period of 20 years. Goodwill arising on acquisition of subsidiaries or associate after 1st April, 2001 is recognised as an asset or included in the carrying value of associate.

Goodwill arising on acquisition prior to 1st April, 2001 continues to be held in reserves and will be charged to the income statement at the time of disposal of the relevant subsidiary or associate, or at such time as the goodwill is determined to be impaired.

3. 主要會計準則－續

負商譽

負商譽乃指本集團分佔該附屬公司或聯營公司在收購日期可認定資產及負債之公允價值超出收購成本之數額。

在二零零一年四月一日前收購產生之負商譽列於儲備中，待於出售附屬公司或聯營公司時在損益表中確認為收入。在二零零一年四月一日後因收購而產生之負商譽須於資產中或聯營公司賬面值扣除，並於分析引致負商譽之情況後確認為收入。倘負商譽乃關於收購計劃所納入且能可靠計算之預期未來虧損及開支，則該部份之負商譽將於確認未來虧損及開支時在綜合損益表中確認為收入。其餘的負商譽乃以有系統基準按所收購之可折舊／可攤銷資產之餘下平均可用年限於綜合損益表中予以確認。負商譽之數額高於所收購非貨幣資產，則即時確認為收入。

收入確認

貨品銷售乃於貨品付運及擁有權轉讓後確認入賬。出售短期投資之收入於出售合同完成後入賬。

投資於衍生工具之收益（虧損）按有關之合約屆滿後予以確認。

利息收入按未償還本金之金額及適用利率以時間比例基準累計。

股息收入乃於股東已確定收取股息之權利後予以確認。

租金收入，包括預先收取經營租賃物業所得之租金，以直線法按有關租賃年期確認。

3. SIGNIFICANT ACCOUNTING POLICIES – continued

Negative goodwill

Negative goodwill represents the excess of the Group's interest in fair value of the identifiable assets and liabilities of a subsidiary or associate at the date of acquisition over the cost of acquisition.

Negative goodwill arising on acquisition prior to 1st April, 2001 is held in reserves and will be credited to the income statement at the time of disposal of the relevant subsidiary or associate. Negative goodwill arising on acquisition after 1st April, 2001 is presented as a deduction from assets or carrying value of associate and will be released to income based on an analysis of the circumstances from which the balance resulted. To the extent that the negative goodwill is attributable to losses or expenses anticipated at the date of acquisition, it is released to income in the period in which those losses or expenses arise. The remaining negative goodwill is recognised as income on a straight line basis over the remaining average useful life of the identifiable acquired depreciable assets. To the extent that such negative goodwill exceeds the aggregate fair value of the acquired identifiable non-monetary assets, it is recognised in income immediately.

Revenue recognition

Sales of goods are recognised when goods are delivered and title has been passed. Sales of investments in securities are recognised when the sales contracts are completed.

Gain (loss) on investments in derivative instruments is recognised when the terms of the relevant contract are expired.

Interest income is accrued on a time basis by reference to the principal outstanding and at the interest rate applicable.

Dividend income from investments is recognised when the shareholders' right to receive payment has been established.

Rental income, including rental invoiced in advance from properties under operating leases, is recognised on a straight line basis over the relevant lease terms.

3. 主要會計準則－續

借貸成本

借貸成本直接用於購買、建設或建造符合資產定義之資產，而該等資產在投入預定用途或出售需要一段長時間，信貸成本資本化列作該資產之部份成本。該等借貸成本於資產大致完成準備投入預定用途或出售時終止撥作資本。

一切其他借貸成本於產生時入賬列為開支。

租賃及租購合約

租賃合約如該租賃合約有關之資產附有給擁有者之主要風險及回報轉移到本集團，則分類為財務租賃。根據財務租賃及租購合約持有之資產乃按訂立租約當日之公平價值撥作資產。財務租賃及租購合約承擔之未償還本金部分乃列作本集團之債務。財務成本乃指財務租賃及租購合約承擔總額與訂立租約時所購入之公平資產值間之差額，乃按各財務租賃及租購合約之年期計算而成的不變週期比率，於每年債務餘額上自損益表內扣除。

一切其他租約均列為營業租約，應付之租金均以直線法按租約年期從損益表內扣除。

投資物業

投資物業乃指就其投資潛力而持有之已落成物業，其租金乃在公平磋商原則下訂定。

3. SIGNIFICANT ACCOUNTING POLICIES – continued

Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of qualifying assets, which are assets that necessarily take a substantial period of time to get ready for their intended use or sale, are capitalised as part of the cost of those assets. Capitalisation of such borrowing costs ceases when the assets are substantially ready for their intended use or sale.

All other borrowing costs are expensed when they are incurred.

Leases and hire purchase contracts

Leases are classified as finance leases whenever the terms of the lease transfer substantially all the risks and rewards of ownership of the assets concerned to the Group. Assets held under finance leases and hire purchase contracts are capitalised at their fair values at the dates of acquisition. The principal portions of the corresponding leasing and hire purchase commitments net of interest charges are shown as obligations of the Group. Finance costs, which represent the difference between the total leasing and hire purchase commitments and the fair value of the assets acquired, are charged to the income statement over the period of the relevant leases and hire purchase contracts so as to produce a constant periodic rate of charge on the remaining balances of the obligations for each accounting period.

All other leases are classified as operating leases and the rentals payable are charged to the income statement on a straight line basis over the relevant lease terms.

Investment properties

Investment properties are completed properties which are held for their investment potential, any rental income derived therefrom being negotiated at arm's length.

3. 主要會計準則－續

投資物業－續

投資物業乃依據於結算日獨立專業估值之公開市值入賬。任何因重估投資物業而產生之盈餘或虧損，會於投資物業重估儲備中計入或抵銷，除非該儲備不足以填補按組合基準計算之虧損，則虧損之餘額會在損益表內扣除。倘虧損於收益表中扣除後出現重估盈餘，該等盈餘將計入損益表，惟數額以之前扣除之虧損為限。

當出售投資物業，該物業所佔投資物業重估儲備餘額即轉撥往損益表。

以租賃持有而尚餘年期（包括重續時期）為二十年以上之投資物業不予提折舊。

物業、機器及儀器

物業、機器及儀器，在建工程除外，按成本值或估價值減折舊及累積減值虧損入賬。

資產於出售或廢置時所產生之收益或虧損乃指資產之銷售收益與其賬面值之差額，並於損益表內確認。

本集團於一九九一年重估某些土地及樓宇，這些資產因重估而產生之盈餘將計入其他物業重估儲備內。倘若這些物業賬面淨值減少之數額超過因對上一次重估而於其他物業重估儲備中持有之盈餘（如有），則該減少之數額將自損益表內扣除。在出售資產後，於往年未轉撥至保留溢利之應佔重估盈餘將轉撥至保留溢利。

3. **SIGNIFICANT ACCOUNTING POLICIES – continued**

Investment properties – continued

Investment properties are stated at their open market value based on independent professional valuation at the balance sheet date. Any surplus or deficit arising on the revaluation of investment properties is credited or charged to the investment property revaluation reserve unless the balance on this reserve is insufficient to cover a deficit on a portfolio basis, in which case the excess of the deficit over the balance on the investment property revaluation reserve is charged to the income statement. Where a deficit has previously been charged to the income statement and a revaluation surplus subsequently arises, this surplus is credited to the income statement to the extent of the deficit previously charged.

On disposal of an investment property, the balance on the investment property revaluation reserve attributable to that property is transferred to the income statement.

No depreciation is provided in respect of investment properties which are held on leases with unexpired terms, including the renewal period, of more than twenty years.

Property, plant and equipment

Property, plant and equipment, other than construction in progress, are stated at cost or valuation less depreciation and accumulated impairment losses.

The gain or loss arising from disposal or retirement of an asset is determined as the difference between the sale proceeds and the carrying amount of the asset and is recognised in the income statement.

Certain of the Group's land and buildings were revalued in 1991 and the surplus arising on revaluation of those assets was credited to the other property revaluation reserve. Any decrease in net carrying amount of those properties in the future will be charged to the income statement to the extent that it exceeds the surplus, if any, held in the other property revaluation reserve relating to previous revaluation of that particular asset. On the subsequent sale of assets, the attributable revaluation surplus not yet transferred to accumulated profits in prior years will be transferred to accumulated profits.

3. 主要會計準則－續

物業、機器及儀器－續

座落香港之租約土地乃根據香港會計師公會頒佈之會計實務準則第17章「物業、機器及儀器」之安排，按租約之尚餘年期以直線法按預期基礎攤銷。

座落香港之租約樓宇之成本值或估價值按四十年以每年等份作出折舊。座落香港以外之中期租約土地及樓宇之成本按五十年或租約之尚餘年期，以年期較短者為準，以每年等份攤銷。

在建工程乃按成本列賬。成本包括發展成本及該項工程之其他直接成本。在建工程並無折舊。於建築完成時，該等資產會分類為物業、機器及儀器之適當類別。

其他物業、機器及儀器之折舊均按其預計可使用年期，以遞減除額法按下列年率撇銷其成本值：

電腦設備	25%
傢俬、裝置及設備	10-25%
汽車	20-25%
廠房及機器	15-30%

以財務租賃方式持有之資產均按其預計可使用年期或租賃年期，以年期較短者為準，以自置資產相同之基準予以折舊。

以租購合約方式持有之資產均按其預計可使用年期，以本集團自置資產相同之基準予以折舊。

發展中物業

發展中物業乃按成本扣除減值虧損額列賬。成本包括發展中之土地費用連同直接成本包括發展物業應佔之借貸成本。

3. SIGNIFICANT ACCOUNTING POLICIES – continued

Property, plant and equipment – continued

Leasehold land in Hong Kong is amortised on a straight line basis over the remaining unexpired terms of the leases on a prospective basis in accordance with SSAP 17 "Property, plant and equipment" issued by the HKSA.

The cost or valuation of leasehold buildings in Hong Kong is depreciated over forty years by equal annual instalments. The cost of medium term leasehold land and buildings outside Hong Kong is amortised over a period of fifty years or, where shorter, the remaining term of the leases, by equal annual instalments.

Construction in progress is stated at cost. Cost includes all development expenditure and other direct costs attributable to such project. Construction in progress is not depreciated until completion of construction. On completion of construction, the assets are transferred to appropriate categories of property, plant and equipment.

Depreciation is provided to write off the cost of other property, plant and equipment over their estimated useful lives, using the reducing balance method, at the following rates per annum:

Computer equipment	25%
Furniture, fixtures and equipment	10 – 25%
Motor vehicles	20 – 25%
Plant and machinery	15 – 30%

Assets held under finance leases are depreciated over their estimated useful lives on the same basis as owned assets or, where shorter, the terms of the leases.

Assets held under hire purchase contracts are depreciated over their estimated useful lives on the same basis as assets owned by the Group.

Properties under development

Properties under development are stated at cost less accumulated impairment losses. Cost comprises the cost of land under development together with the direct costs including borrowing costs attributable to the development of the properties.

3. 主要會計準則－續

附屬公司之投資

附屬公司之投資乃按賬面值減任何已確認減值虧損後列於本公司資產負債表內。

聯營公司之投資

綜合損益表包括本集團本年度應佔聯營公司由收購有效日後之業績；而綜合資產負債表內之聯營公司權益則按本集團應佔聯營公司之資產列賬。

共同控制營運之投資

本集團訂定一項合營協議，據此達成共同控制營運業務。共同控制營運業務內之資產及負債根據其性質以權債發生制之原則在有相關公司之資產負債表內確定。在確定共同控制營運業務之收益及其相關之開支可會帶來經濟收益時，本集團把分佔之收益入賬。

存貨

存貨乃按成本值或可變現淨值兩者之較低值入賬。成本值以加權平均法計算。可變現淨值乃預計售價減除一切所需之完成成本及銷售與分銷所涉及之費用後所得淨額。

證券投資

證券投資購入時以成本計算並在結算日以當日交易日基準確認入賬。其後之財務報告日，本集團對已表明有意並有能力持有直至到期（持有直至到期證券）之債務證券乃按攤銷成本值減任何已確認減值虧損以反映不可收回數額而計算。購入持有直至到期證券所產生任何折讓或溢價乃按有關證券投資年期與其他應收投資收入合計，因而每年度之已確認收入均可反映投資所得之固定收益。

除持有至到期日債券外，所有投資均分類為投資證券及其他投資。

3. SIGNIFICANT ACCOUNTING POLICIES – continued

Investments in subsidiaries

Investments in subsidiaries are included in the balance sheet of the Company at carrying value less any identified impairment loss.

Investments in associates

The consolidated income statement includes the Group's share of the post-acquisition results of its associates for the year. In the consolidated balance sheet, interest in associates is stated at the Group's share of the net assets of the associates.

Interest in jointly controlled operations

Where a group company undertakes its activities under joint venture arrangement directly constituted as jointly controlled operations, the assets and liabilities arising from those jointly controlled operations are recognised in the balance sheet of the relevant company on an accrual basis and classified according to the nature of the item. The Group's share of the income from jointly controlled operations together with the expenses incurred are included in the income statement when it is probable that the economic benefits associated with the transactions will flow to/from the Group.

Inventories

Inventories are stated at the lower of cost and net realisable value. Cost is calculated using the weighted-average method. Net realisable value represents the estimated selling price less all further costs to completion and costs to be incurred in selling and distribution.

Investments in securities

Investments in securities are recognised on a trade-date basis and are initially measured at cost. At subsequent reporting dates, debt securities that the Group has the expressed intention and ability to hold to maturity (held-to-maturity debt securities) are measured at amortised cost, less any impairment loss recognised to reflect irrecoverable amounts. Any discount or premium on the acquisition of a held-to-maturity debt security is aggregated with other investment income receivable over the term of the instrument so that the revenue recognised in each period represents a constant yield on the investment.

Investments other than held-to-maturity debt securities are classified as investment securities and other investments.

3. 主要會計準則－續

證券投資－續

就既定長期策略目的而持有之投資證券均於日後滙報日期按成本計算，並減去任何減值虧損（暫時持有的者除外）。

其他投資乃按公平價值計算，而未變現盈利及虧損乃計入是年度損益淨額。

衍生工具投資

衍生工具投資為以短期目的持有並與證券相關之投資工具，按成本價或按該證券於年結日時市值作出估計之公平價值兩者之較低值入賬。

減值

於各結算日，本集團審閱集團之有形資產及無形資產之賬面值以釐定有否任何跡象顯示減值虧損。若資產可收回價值預期少於賬面值，該資產賬面值將減至可收回價值。減值虧損當年在損益表中扣除。惟該資產在另一會計實務準則規定下以重估值列賬，減值虧損在該會計實務準則規定視作重估減值處理。

倘減值虧損其後逆轉，則該資產之賬面值將增至重新估計之可收回金額，惟所修訂的賬面值不得超越該資產於過去年度出現減值虧損前所釐定之賬面值。減值虧損減少之數額須隨即列作收入，除非有關資產乃根據另一會計實務準則按重估值列賬，此情況下減值虧損減少之數按該會計實務準則視作重估增值處理。

3. SIGNIFICANT ACCOUNTING POLICIES – continued

Investments in securities – continued

Investment securities, which are securities held for an identified long-term strategic purpose, are measured at subsequent reporting dates at cost, as reduced by any impairment loss that is other than temporary.

Other investments are measured at fair value, with unrealised gains and losses included in the profit or loss for the year.

Investments in derivative instruments

Investments in derivative instruments, which are equity-linked instruments held for short-term purposes, are stated at the lower of cost or fair value estimated with reference to the market value of the underlying equity securities at the balance sheet date.

Impairment

At each balance sheet date, the Group reviews the carrying amounts of its tangible and intangible assets to determine whether there is any indication that those assets have suffered an impairment loss. If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. Impairment loss is recognised as an expense immediately, unless the relevant asset is carried at a revalued amount under another SSAP, in which case the impairment loss is treated as a revaluation decrease under that SSAP.

Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the revised estimate of its recoverable amount, so that the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset in prior years. A reversal of an impairment loss is recognised as income immediately, unless the relevant asset is carried at a revalued amount under another SSAP, in which case the reversal of the impairment loss is treated as a revaluation increase under that SSAP.

3. 主要會計準則－續

稅項

稅項乃根據是年度業績而計算，並就毋須課稅或不獲寬減之項目作出調整。若干收入及支出項目之課稅年度或與該等項目在財政報告中確認之會計年度不同，因而出現時間差異。時間差異在稅項之影響乃以負債法計算，倘該項影響可確定於可見將來成為稅務負債或資產，則在財政報告中列為遞延稅項。

外幣兌換

外幣交易乃按交易日之兌換率換算。已訂立外滙合約之貨幣性資產及負債，按合約所訂滙率換算。其他以外幣結算之貨幣性資產及負債均按年結日之兌換率換算入賬。外幣換算所產生之盈虧計入收益表內。

於綜合賬內，香港以外經營業務之財務報告乃以年結日之兌換率換算。於換算時所產生之兌換差額均計入換算儲備內。

3. SIGNIFICANT ACCOUNTING POLICIES - continued

Taxation

The charge for taxation is based on the results for the year after adjusting for items which are non-assessable or disallowed. Certain items of income and expense are recognised for tax purposes in a different accounting period from that in which they are recognised in the financial statements. The tax effect of the resulting timing differences, computed under the liability method, is recognised as deferred taxation in the financial statements to the extent that it is probable that a liability or an asset will crystallise in the foreseeable future.

Foreign currencies

Transactions in foreign currencies are translated at the approximate rates ruling on the dates of the transactions. Monetary assets and liabilities which are covered by foreign exchange forward contracts are re-translated at the appropriate contractual rates of exchange. Other monetary assets and liabilities denominated in foreign currencies are re-translated at the rates ruling on the balance sheet date. Gains and losses arising on exchange are dealt with in the income statement.

On consolidation, the financial statements of operations outside Hong Kong are re-translated at the rates ruling on the balance sheet date. Exchange differences arising on translation are dealt with in the translation reserve.

4. 分類資料 / SEGMENT INFORMATION

(a) 業務分佈 / Business segments

本集團業務由二個分部組成，分別是電子產品設計、製造及銷售和證券買賣。本集團之分類資料主要報告這兩分部之資料。

The Group is organised into two operating divisions, namely design, manufacture and sale of electronic products and securities trading. These divisions are the basis on which the Group reports its primary segment information.

(i) 按本集團分部之營業額及業績分類：

(i) An analysis of the Group's turnover and results by business segments is as follows:

		電子產品設計、製造及銷售 Design, manufacture and sale of electronic products 港元 HK$	證券買賣 Securities trading 港元 HK$	合計 Consolidated 港元 HK$
於二零零二年三月三十一日	**Year ended 31st March, 2002**			
營業額	TURNOVER	**882,521,265**	**50,260,210**	**932,781,475**
分部業績	SEGMENT RESULTS	**(15,787,621)**	**(11,628,434)**	**(27,416,055)**
利息收入	Interest income			**1,187,124**
發展中物業已確認減值虧損	Impairment loss recognised in respect of properties under development			**(3,154,736)**
投資證券已確認減值虧損	Impairment loss recognised in respect of investment securities			**(2,965,000)**
攤銷收購附屬公司時產生之商譽	Amortisation of goodwill arising on acquisition of subsidiaries			**(391,754)**
增購一附屬公司額外權益時產生之負商譽轉入收益	Release of negative goodwill arising on acquisition of additional interest in a subsidiary			**3,154,736**
投資物業重估盈餘	Surplus on revaluation of investment properties			**270,000**
經營虧損	Loss from operations			**(29,315,685)**
融資成本	Finance costs			**(9,066,206)**
應佔聯營公司虧損	Share of losses of associates			**(1,495,367)**
除稅前經常業務虧損	Loss from ordinary activities before taxation			**(39,877,258)**
稅項	Taxation			**(241,945)**
未扣除少數股東權益前虧損	Loss before minority interests			**(40,119,203)**
少數股東權益	Minority interests			**286,901**
本年度淨虧損	Net loss for the year			**(39,832,302)**
其他資料	OTHER INFORMATION			
增購物業、機器及儀器	Additions of property, plant and equipment	**40,059,283**	**-**	**40,059,283**
折舊及攤銷物業、機器及儀器	Depreciation and amortisation of property, plant and equipment	**33,730,116**	**-**	**33,730,116**
其他投資之未變現虧損	Unrealised holding loss on other investments	**-**	**5,294,763**	**5,294,763**

4. 分類資料－續 4. SEGMENT INFORMATION – continued

(a) 業務分佈－續 (a) Business segments – continued

(i) 按本集團分部之營業額及業績分類：－續 (i) An analysis of the Group's turnover and results by business segments is as follows: – continued

		電子產品設計、製造及銷售 Design, manufacture and sale of electronic products 港元 HK$	證券買賣 Securities trading 港元 HK$	合計 Consolidated 港元 HK$
於二零零一年三月三十一日	Year ended 31st March, 2001			
營業額	TURNOVER	1,164,837,561	160,717,676	1,325,555,237
分部業績	SEGMENT RESULTS	13,678,448	(51,390,358)	(37,711,910)
利息收入	Interest income			1,843,342
投資物業重估虧損	Deficit on revaluation of investment properties			(1,630,000)
經營虧損	Loss from operations			(37,498,568)
融資成本	Finance costs			(13,909,097)
應佔聯營公司虧損	Share of losses of associates			(700,596)
除税前經常業務虧損	Loss from ordinary activities before taxation			(52,108,261)
税項	Taxation			(1,453,963)
未扣除少數股東權益前虧損	Loss before minority interests			(53,562,224)
少數股東權益	Minority interests			758,803
本年度淨虧損	Net loss for the year			(52,803,421)
其他資料	OTHER INFORMATION			
增購物業、機器及儀器	Additions of property, plant and equipment	49,838,408	–	49,838,408
折舊及攤銷物業、機器及儀器	Depreciation and amortisation of property, plant and equipment	33,936,068	–	33,936,068
其他投資之未變現虧損	Unrealised holding loss on other investments	–	56,242,662	56,242,662

4. 分類資料－續 SEGMENT INFORMATION – continued

(a) 業務分佈－續 Business segments – continued

(ii) 本集團分部之資產負債表分類：
An analysis of the Group's balance sheet by business segments is as follows:

		電子產品設計、製造及銷售 Design, manufacture and sale of electronic products 港元 HK$	證券買賣 Securities trading 港元 HK$	合計 Consolidated 港元 HK$
於二零零二年三月三十一日	**At 31st March, 2002**			
資產	ASSETS			
分部資產	Segment assets	**620,348,219**	**59,409,238**	**679,757,457**
應佔聯盈公司權益	Interest in associates			**2,662,844**
未分配集團之資產	Unallocated corporate assets			**119,269,762**
合計總資產	Consolidated total assets			**801,690,063**
負債	LIABILITIES			
分部負債	Segment liabilities	**202,386,091**	**947,467**	**203,333,558**
未分配集團之負債	Unallocated corporate liabilities			**117,084,453**
合計總負債	Consolidated total liabilities			**320,418,011**
於二零零一年三月三十一日	At 31st March, 2001			
資產	ASSETS			
分部資產	Segment assets	564,072,236	99,462,449	663,534,685
應佔聯盈公司權益	Interest in associates			9,955,612
未分配集團之資產	Unallocated corporate assets			115,626,000
合計總資產	Consolidated total assets			789,116,297
負債	LIABILITIES			
分部負債	Segment liabilities	110,926,583	1,663,437	112,590,020
未分配集團之負債	Unallocated corporate liabilities			140,934,796
合計總負債	Consolidated total liabilities			253,524,816

4. 分類資料－續

4. SEGMENT INFORMATION – continued

(b) 地區分佈

(b) Geographical segments

(i) 電子產品設計，製造及銷售截至二零零二年三月三十一日這二年每年之銷售分佈如下：

(i) An analysis of the Group's turnover in respect of design, manufacture and sale of electronic products by geographical market for each of the two years ended 31st March, 2002 is as follows:

		2002 港元 HK$	2001 港元 HK$
香港	Hong Kong	**450,869,708**	646,331,254
中國	Mainland China	**4,136,808**	5,188,453
南北美洲	North and South America	**215,462,609**	327,777,084
歐洲	Europe	**99,071,602**	124,888,428
日本	Japan	**1,779,238**	9,300,000
其他國家	Other countries	**111,201,300**	51,352,342
		882,521,265	1,164,837,561

按地區分部分析電子產品設計，製造及銷售所帶來之（虧損）盈利貢獻並沒有呈報，因電子產品設計，製造及銷售分部在地區分佈市場銷售與（虧損）盈利比率大致相同。

Contribution to (loss) profit in respect of design, manufacture and sale of electronic products by geographical market has not been presented as the contribution to (loss) profit from each market is substantially in line with the ratio of (loss) profit to turnover of the overall design, manufacture and sale of electronic products division.

本集團之證券買賣主要在香港進行。

The Group's turnover in respect of the securities trading segment is principally carried out in Hong Kong.

4. 分類資料－續 4. SEGMENT INFORMATION – continued

(b) 地區分佈－續 (b) Geographical segments – continued

(ii) 以地區分佈分析分部之資產之賬面值及物業、機器及儀器之增加：

(ii) An analysis of the carrying amount of segment assets and additions to property, plant and equipment analysed by the geographical area in which the assets are located:

		賬面值 Carrying amount of segment assets		物業、機器及儀器之增加 Additions to property, plant and equipment	
		2002	2001	**2002**	2001
		港元	港元	**港元**	港元
		HK$	HK$	**HK$**	HK$
香港	Hong Kong	**299,792,035**	284,449,020	**2,560,589**	1,816,367
中國	Mainland China	**414,484,215**	411,242,745	**37,434,619**	48,021,541
其他	Others	**87,413,813**	93,424,532	**64,075**	–
		801,690,063	789,116,297	**40,059,283**	49,838,408

5. 其他收益 5. OTHER OPERATING INCOME

		2002	2001
		港元	港元
		HK$	HK$
其他收益包括：	Other operating income comprises:		
已收賠款	Claims received	**273,834**	374,383
來自其他投資之股息	Dividend income from other investments		
－上市公司	– listed	**1,122,192**	1,947,637
利息收入	Interest income	**1,187,124**	1,843,342
鑄模收入	Mould income	**–**	6,019,960
兌滙收益淨額	Net exchange gain	**48,532**	8,550,032
其他	Others	**11,433,372**	8,736,892
衍生工具投資之已變現盈利	Realised gain on investments in derivative instruments	**553,370**	7,400,826
租金收入	Rental income	**2,817,267**	3,054,460
		17,435,691	37,927,532

附註： 28,125港元（二零零一年：91,087港元）之開支已在租金收入中扣除。

Note: Outgoings of HK$28,125 (2001: HK$91,087) were incurred to earn the rental income derived.

6. 經營虧損 6. LOSS FROM OPERATIONS

		2002 港元 HK$	2001 港元 HK$
經營虧損之計算已扣除：	Loss from operations has been arrived at after charging:		
核數師酬金	Auditors' remuneration	**1,726,180**	1,928,898
折舊及攤銷	Depreciation and amortisation on		
一集團自資資產	– assets owned by the Group	**33,685,762**	33,880,625
一以一租購合約持有之資產	– assets held under a hire purchase contract	**44,354**	55,443
租賃樓宇之營運租約最低租金支出	Minimum lease payments under operating leases in respect of rented premises	**2,399,246**	3,890,875
員工成本 *(附註)*	Staff costs including directors' remuneration *(Note)*	**95,335,163**	110,838,723
並已扣除：	and after crediting:		
出售物業、機器及儀器之收益	Gain on disposal of property, plant and equipment	**108,158**	–

附註： 本年度之員工成本已包括1,920,658港元（二零零一年：2,429,831港元）之退休福利計劃供款，並已扣除48,971港元（二零零一年：91,067港元）之沒收供款。

Note: The staff costs for the year included retirement benefits scheme contributions of HK$1,920,658 (2001: HK$2,429,831), net of forfeited contributions of HK$48,971 (2001: HK$91,067).

7. 董事及僱員酬金 7. DIRECTORS' AND EMPLOYEES' EMOLUMENTS

		2002 港元 HK$	2001 港元 HK$
董事酬金	Directors' emoluments		
袍金：	Fees:		
執行董事	Executive directors	**45,000**	45,000
獨立非執行董事	Independent non-executive directors	**30,000**	30,000
		75,000	75,000
執行董事之其他酬金：	Other emoluments to executive directors:		
薪酬及其他福利	Salaries and other benefits	**9,672,548**	12,075,566
退休福利計劃供款	Retirement benefits scheme contributions	**340,995**	560,948
		10,013,543	12,636,514
總數	Total	**10,088,543**	12,711,514

7. 董事及僱員酬金－續 7. DIRECTORS' AND EMPLOYEES' EMOLUMENTS – *continued*

董事酬金之金額範圍如下：

Remuneration of the directors was within the following bands:

董事人數

		Number of director(s) 2002	2001
零－1,000,000港元	Nil – HK$1,000,000	**2**	2
1,000,001港元－1,500,000港元	HK$1,000,001 – HK$1,500,000	**–**	2
1,500,001港元－2,000,000港元	HK$1,500,001 – HK$2,000,000	**2**	–
7,000,001港元－7,500,000港元	HK$7,000,001 – HK$7,500,000	**1**	–
9,500,001港元－10,000,000港元	HK$9,500,001 – HK$10,000,000	**–**	1

僱員

本集團五名最高薪酬之人士包括三名(二零零一年：三名)董事，有關彼等酬金之詳情已於上文披露，其餘兩名(二零零一年：兩名)最高薪酬僱員之酬金如下：

Employees

The five highest paid individuals of the Group included three (2001: three) directors, details of whose remuneration are set out above. The emoluments of the remaining two (2001: two) highest paid employees are as follows:

		2002 港元 HK$	2001 港元 HK$
薪酬及其他福利	Salaries and other benefits	**1,919,958**	3,275,863
退休福利計劃供款	Retirement benefits scheme contributions	**59,780**	102,540
		1,979,738	3,378,403

此等僱員酬金之金額範圍如下：

Emoluments of these employees were within the following bands:

僱員人數

		Number of employee(s) 2002	2001
零－港元1,000,000	Nil – HK$1,000,000	**1**	–
1,000,001港元－1,500,000港元	HK$1,000,001 – HK$1,500,000	**1**	–
1,500,001港元－2,000,000港元	HK$1,500,001 – HK$2,000,000	**–**	2

8. 融資成本 8. FINANCE COSTS

		2002 港元 HK$	2001 港元 HK$
利息	Interest on		
一五年內全部歸還之貸款	– borrowings wholly repayable within five years	**8,622,958**	13,213,003
一租購合約	– a hire purchase contract	**24,556**	31,657
一股票抵押戶口及證券公司之短期貸款	– margin accounts and short term loans from brokers	**418,692**	664,437
		9,066,206	13,909,097

9. 稅項 9. TAXATION

		2002 港元 HK$	2001 港元 HK$
稅項支出包括：	The charge comprises:		
本公司及其附屬公司：	The Company and its subsidiaries:		
根據估計應課稅溢利按稅率16%計算之香港利得稅（二零零一年：16%）	Hong Kong Profits Tax calculated at 16% (2001: 16%) on the estimated assessable profit	**96,195**	1,502,390
往年多撥準備	Overprovision in prior years	**(38,250)**	(434,358)
		57,945	1,068,032
其他司法區之稅項	Taxation in other jurisdictions	**184,000**	385,931
		241,945	1,453,963

其他司法區之稅項乃按個別司法區之現行稅率計算。

Taxation in other jurisdictions is calculated at the rates prevailing in the respective jurisdictions.

未撥提準備之遞延稅項詳情載於附註38內。

Details of the unprovided deferred taxation are set out in note 38.

10. 本年度虧損淨額 / NET LOSS FOR THE YEAR

在綜合虧損39,832,302港元（二零零一：52,803,421港元溢利）之中，28,464,444港元（二零零一：11,729,306港元溢利）之虧損已於本公司財務報告中處理。

Of the consolidated loss of HK$39,832,302 (2001: HK$52,803,421), a loss of HK$28,464,444 (2001: HK$11,729,306) has been dealt with in the financial statements of the Company.

11. 股息 / DIVIDENDS

		2002 港元 HK$	2001 港元 HK$
已付中期股息每股0.4仙	Interim dividend paid of 0.4 cents per share for the year ended 31st March, 2001	–	10,793,141

董事局不建議派發股息。

The directors do not recommend a payment of dividend.

12. 每股虧損 / LOSS PER SHARE

每股之基本及攤薄虧損乃根據以下資料計算：

The calculation of the basic loss per share is computed based on the following data:

		2002 港元 HK$	2001 港元 HK$
虧損：	Loss:		
為計算每股基本虧損之淨虧損	Net loss for the year and loss for the purpose of basic loss per share	39,832,302	52,803,421
股數：	Number of shares:		
為計算每股基本虧損之加權平均數股份數目	Weighted average number of shares for the purpose of basic loss per share	2,694,951,228	2,615,920,357

每股虧損攤薄沒有計算，因行使現有之優先認購權會令本年及去年之每股虧損減少。

No diluted loss per share was presented as the exercise of the outstanding options would result in a decrease in the loss per share for both years.

13. 投資物業 13. INVESTMENT PROPERTIES

		2002 港元 HK$	2001 港元 HK$
本集團	**THE GROUP**		
估價值	VALUATION		
於本年初	At beginning of the year	**44,980,000**	46,610,000
重估產生之盈餘(虧損)	Surplus (deficit) arising on revaluation	**270,000**	(1,630,000)
於本年底	At end of the year	**45,250,000**	44,980,000

投資物業於二零零二年三月三十一日之專業估值乃由一獨立認可之專業估值師衡量行按現時用途基準之公開市值予以重估。

The professional valuation of investment properties as at 31st March, 2002 was carried out by Chung, Chan & Associates, an independent firm of qualified professional valuers, on an open market value for existing use basis.

本集團之所有投資物業均根據營運租約租出。

All of the Group's investment properties are rented out under operating leases.

所有投資物業皆在香港以長期契約持有。

The investment properties are held in Hong Kong under long leases.

14. 物業、機器及儀器 14. PROPERTY, PLANT AND EQUIPMENT

		租約物業 Leasehold properties 港元 HK$	電腦設備 Computer equipment 港元 HK$	傢俬 裝置及設備 Furniture, fixtures and equipment 港元 HK$	汽車 Motor vehicles 港元 HK$	廠房及機器 Plant and machinery 港元 HK$	在建工程 Construction in progress 港元 HK$	總計 Total 港元 HK$
本集團	**THE GROUP**							
成本值或估價值	COST OR VALUATION							
於二零零一年四月一日	At 1st April, 2001	114,805,150	11,092,444	84,383,868	15,846,881	274,927,681	10,276,787	511,332,811
滙兌調整	Currency realignment	-	-	-	17,966	24,530	-	42,496
添置	Additions	5,953,929	626,540	3,956,177	-	28,233,654	1,288,983	40,059,283
透過收購附屬公司	Acquired on purchase of subsidiaries	-	850,400	31,454	-	-	-	881,854
轉撥	Transfer	8,587,611	-	1,411,989	-	-	(9,999,600)	-
出售	Disposals	(477,969)	-	(125,521)	(153,846)	-	(173,832)	(931,168)
於二零零二年三月三十一日	**At 31st March, 2002**	**128,868,721**	**12,569,384**	**89,657,967**	**15,711,001**	**303,185,865**	**1,392,338**	**551,385,276**
包括：	Comprising:							
成本值	At cost	92,841,721	12,569,384	89,657,967	15,711,001	303,185,865	1,392,338	515,358,276
估價值－一九九一年	At valuation – 1991	36,027,000	-	-	-	-	-	36,027,000
		128,868,721	12,569,384	89,657,967	15,711,001	303,185,865	1,392,338	551,385,276
折舊及攤銷	DEPRECIATION AND AMORTISATION							
於二零零一年四月一日	At 1st April, 2001	16,232,464	7,205,037	59,584,645	12,436,474	181,554,331	-	277,012,951
滙兌調整	Currency realignment	-	-	-	14,590	20,166	-	34,756
本年折舊	Provided for the year	2,403,368	1,182,859	5,862,913	732,235	23,548,741	-	33,730,116
出售時撇銷	Elimination on disposals	(313,260)	-	(119,060)	(140,298)	-	-	(572,618)
於二零零二年三月三十一日	**At 31st March, 2002**	**18,322,572**	**8,387,896**	**65,328,498**	**13,043,001**	**205,123,238**	**-**	**310,205,205**
賬面淨值	NET BOOK VALUES							
於二零零二年三月三十一日	**At 31st March, 2002**	**110,546,149**	**4,181,488**	**24,329,469**	**2,668,000**	**98,062,627**	**1,392,338**	**241,180,071**
於二零零一年三月三十一日	At 31st March, 2001	98,572,686	3,887,407	24,799,223	3,410,407	93,373,350	10,276,787	234,319,860

14. 物業、機器及儀器－續 14. PROPERTY, PLANT AND EQUIPMENT – continued

		2002 港元 HK$	2001 港元 HK$
本集團之物業權益包括：	The Group's property interests comprise:		
租約物業：	Leasehold properties:		
在香港以長期契約持有	Held in Hong Kong, long leases	**42,749,186**	43,463,967
在香港以外以中期契約持有	Held outside Hong Kong, medium-term leases	**67,796,963**	55,108,719
		110,546,149	98,572,686

租約物業由一獨立專業估值師於一九九一年按現時用途基準之公開市值予以重估。本集團採納會計實務準則第17條第72段有關規定定期重估本集團租約物業之過渡期豁免，故此毋須進一步重估租約物業。倘租約物業按成本值減累積折舊列賬，租約物業之賬面淨值於二零零二年三月三十一日約為27,078,000港元（二零零一年：27,509,000港元）。

The valuation of leasehold properties was carried out by a firm of independent professional valuers in 1991 on an open market value for existing use basis. The Group has adopted the transitional relief provided by paragraph 80 of SSAP 17 from the requirement to make revaluation on a regular basis of the Group's leasehold properties and, accordingly, no further revaluation of leasehold properties will be carried out. Had these leasehold properties been carried at cost less accumulated depreciation, the net book value of the leasehold properties at 31st March, 2002 would have been stated at approximately HK$27,078,000 (2001: HK$27,509,000).

於二零零二年三月三十一日包括在資產賬面淨值內有關以汽車租購合約方式持有之資產為177,418港元（二零零一年：221,772港元）。

The net book value of motor vehicles at 31st March, 2002 included an amount of HK$177,418 (2001: HK$221,772) in respect of assets held under a hire purchase contract.

15. 發展中物業 15. PROPERTIES UNDER DEVELOPMENT

		本集團 THE GROUP 2002 港元 HK$	2001 港元 HK$
於四月一日之成本值	Cost at 1st April	**49,736,212**	49,736,212
滙兑調整	Currency realignment	**6,376**	(96,738)
添置	Additions	**148,360**	96,738
		49,890,948	49,736,212
減除：已確認減值虧損	*Less:* Impairment loss recognised	**(20,890,948)**	(17,736,212)
於三月三十一日之賬面值	Carrying value at 31st March	**29,000,000**	32,000,000

減值虧損是評估該發展中物業可收回價值而作出估計。

The impairment loss is estimated with reference to the open market value of the properties under development.

發展中物業位於中華人民共和國並以長期契約持有。

The properties under development are situated in the People's Republic of China and are held under long leases.

於二零零二年三月三十一日，利息撥充資本而轉入發展中物業總額為2,963,007港元（二零零一年：2,963,007港元）。

At 31st March, 2002, total interest capitalised to properties under development amounted to HK$2,963,007 (2001: HK$2,963,007).

16. 商譽 16. GOODWILL

		本集團 THE GROUP 2002 港元 HK$	2001 港元 HK$
成本	COST		
本年收購附屬公司產生之商譽及在二零零二年三月三十一日結餘	Arising on acquisition of subsidiaries during the year and balance at 31st March, 2002	**16,574,965**	–
攤銷	AMORTISATION		
計入本年損益及在二零零二年三月三十一日結餘	Charge for the year and balance at 31st March, 2002	**391,754**	–
賬面淨值	NET BOOK VALUE		
在二零零二年三月三十一日	At 31st March, 2002	**16,183,211**	–

商譽之攤銷年期定為十年。

The amortisation period adopted for goodwill is 10 years.

17. 負商譽 17. NEGATIVE GOODWILL

		本集團 THE GROUP 2002 港元 HK$	2001 港元 HK$
原值	GROSS AMOUNT		
增購一附屬公司額外權益時產生之負商譽及在二零零二年三月三十一日之結餘	Arising from acquisition of additional interest in a subsidiary and balance at 31st March, 2002	**6,999,185**	–
轉入收益	RELEASED TO INCOME		
本年轉入及在二零零二年三月三十一日結餘	Released during the year and balance at 31st March, 2002	**(3,154,736)**	–
賬面值	CARRYING AMOUNT	**3,844,449**	–

負商譽產生於本集團於本年內增購一附屬公司，番禺富臨花園房地產有限公司額外權益。在收購日，3,154,736港元之負商譽確定與該附屬公司所擁有之發展中物業相關並將相關數額之負商譽轉入到本年損益表中確定收益。負商譽之餘額，會在分析引致負商譽產生之情況後轉入收益。

The negative goodwill arose on the Group's acquisition of additional interest in a subsidiary, 番禺富臨花園房地產有限公司, during the year. At the date of acquisition, HK$3,154,736 of the negative goodwill was identified as relating to the impairment loss in respect of the properties under development held by the subsidiary and accordingly an equivalent amount of the negative goodwill was released to income in the current year. The remaining balance of the negative goodwill will be released to income based on an analysis of the circumstances from which the balance resulted.

18. 附屬公司權益 18. INTEREST IN SUBSIDIARIES

		本集團 THE GROUP 2002 港元 HK$	2001 港元 HK$
非上市股份	Unlisted shares	**136,683,858**	136,683,850
應收附屬公司賬項	Amounts due from subsidiaries	**448,327,446**	437,605,875
		585,011,304	574,289,725
已確認減值虧損	Impairment losses recognised	**(35,290,000)**	(10,000,000)
		549,721,304	564,289,725

18. 附屬公司權益－續

非上市股份之賬面值乃根據於一九八九年十二月集團重組計劃而本公司成為最終控股公司時，SIH Limited及其附屬公司於當日之淨資產賬面值計算。

減值虧損之確認基於附屬公司可收回之數額，該數額乃是這些附屬公司評估淨現金流量。附屬公司之賬面值則減至可收回之數額而該數額則以市場借貸利率估計。

主要附屬公司於二零零二年三月三十一日之詳情已載於附註45。

18. INTEREST IN SUBSIDIARIES – continued

The carrying value of the unlisted shares is based on the book value of the underlying net assets of SIH Limited and its subsidiaries as at the date on which the Company became the ultimate holding company under the group reorganisation in December 1989.

The impairment loss was recognised based on the recoverable amounts of subsidiaries which were determined by the estimated discounted net cash flows from these subsidiaries. The carrying amounts of the subsidiaries are reduced to the respective recoverable amounts which are estimated using market borrowing rates.

Details of principal subsidiaries at 31st March, 2002 are set out in note 45.

19. 聯營公司權益

19. INTEREST IN ASSOCIATES

		本集團 THE GROUP	
		2002	2001
		港元	*港元*
		HK$	*HK$*
應佔聯營公司資產淨值：	Share of net assets of associates:		
非上市股份	Unlisted shares	**2,412,844**	1,091,176
香港以外上市股份	Listed shares outside Hong Kong	**–**	–
聯營公司所欠貸款（*附註*）	Loans to associates *(Note)*	**250,000**	8,864,436
		2,662,844	9,955,612
上市股份市值	Market value of listed shares	**–**	520,104

附註： 於二零零一年三月三十一日此貸款包括一聯營公司所欠之400,000美元貸款。此貸款年息為12%，並以此聯營公司之部份資產作抵押，此貸款於本年內全部清還。

Note: Included in the loans as at 31st March, 2001 was an amount of US$400,000 in respect of a loan to an associate which bore interest at 12% per annum and was secured by certain assets of the associate. The loan was fully repaid during the year.

19. 聯營公司權益－續

本集團之聯營公司於二零零二年三月三十一日之詳情如下：

19. INTEREST IN ASSOCIATES – continued

Details of the Group's associates at 31st March, 2002 are as follows:

聯營公司名稱 Name of associate	註冊／營業地點 Place of registration/ operations	註冊資本面值 Nominal value of registered capital	本集團應佔股本權益 Attributable equity interest to the Group	主要業務 Principal activity
北京群輝電子有限公司（「北京群輝」） Beijing Commune Fair Electronics Co. Ltd. ("Beijing Commune")	中華人民共和國 People's Republic of China	800,000美元 US$800,000	68.75% （見下文） (see below)	電訊產品製造及銷售 Manufacture and sale of telecommunications products
Danehill Investments (Holdings) Limited	開曼群島 Cayman Islands	5,800,000港元 HK$5,800,000	48.28%	投資控股 Investment holding
E-Global Electronics Trading Platform Limited	英屬維爾京群島／香港 British Virgin Islands/ Hong Kong	100美元 US$100	25.00%	網上電子零件交易平台 Formation and operation of an electronics components exchange/ transaction platform

於本年度，本集團一間全資擁有附屬公司Star Legend Offshore Ltd.，以2,800,000港元收購Danehill Investments (Holdings) Limited 48.28%已發行股份之權益。

During the year, Star Legend Offshore Limited, a wholly-owned subsidiary of the Company, acquired a 48.28% interest in the issued share capital of Danehill Investments (Holdings) Limited for a consideration of HK$2,800,000.

於本年度，本集團一間全資擁有附屬公司Master Light Enterprises Limited對原先只持49.11%權益的Cosmo Communications Corporation增購42.29%權益而成為附屬公司（附註45）。

During the year, Master Light Enterprises Limited, a wholly-owned subsidiary of the Company, acquired an additional 42.29% interest in an associate, Cosmo Communications Corporation, a then 49.11% owned associate of the Group, and became a subsidiary of the Company (note 45).

北京群輝乃一間為期十五年由一九九二年十月成立之合營公司。根據合同，本集團承擔投入550,000美元資本。本集團已投足所承擔之數額。在合同生效期間，本集團享有北京群輝50%之溢利或虧損。本集團並沒有北京群輝董事局之控制權。

Beijing Commune was incorporated as a joint venture company for a term of fifteen years commencing October 1992. Under the agreement, the Group is committed to invest an amount of US$550,000. The Group has fully contributed the amount committed. During the life of the agreement, the Group is entitled to share 50% of the profit or loss of Beijing Commune. The Group does not have controlling interest in the board of directors of Beijing Commune.

20. 證券投資 20. INVESTMENTS IN SECURITIES

		本集團 THE GROUP 投資證券 Investment securities 2002 港元 HK$	2001 港元 HK$	其他投資 Other investments 2002 港元 HK$	2001 港元 HK$	總額 Total 2002 港元 HK$	2001 港元 HK$
股本證券:	Equity securities:						
上市	Listed						
香港	Hong Kong	–	–	**26,230,191**	54,188,827	**26,230,191**	54,188,827
海外	Overseas	**8,106,000**	8,106,000	**26,001,987**	39,412,647	**34,107,987**	47,518,647
		8,106,000	8,106,000	**52,232,178**	93,601,474	**60,338,178**	101,707,474
減:已確認減值虧損	*Less:* Impairment loss recognised	**(2,965,000)**	–	–	–	**(2,965,000)**	–
		5,141,000	8,106,000	**52,232,178**	93,601,474	**57,373,178**	101,707,474
非上市	Unlisted						
香港	Hong Kong	**26,540,000**	29,540,000	–	–	**26,540,000**	29,540,000
海外	Overseas	**1,000,000**	1,000,000	–	–	**1,000,000**	1,000,000
		27,540,000	30,540,000	–	–	**27,540,000**	30,540,000
		32,681,000	38,646,000	**52,232,178**	93,601,474	**84,913,178**	132,247,474
上市證券之市值	Market value of listed securities	**1,297,000**	4,053,000	**52,232,178**	93,601,474	**53,529,178**	97,654,474
賬面值就呈報目的而分析為:	Carrying amount analysed for reporting purposes as:						
流動	Current	–	–	**52,232,178**	93,601,474	**52,232,178**	93,601,474
非流動	Non-current	**32,681,000**	38,646,000	–	–	**32,681,000**	38,646,000
		32,681,000	38,646,000	**52,232,178**	93,601,474	**84,913,178**	132,247,474

20. 證券投資－續

確認投資證券之減值虧損乃基於有關上市股份可收回價值估計。

附註： 在二零零零年五月，一間本公司之全資附屬公司Top Spring Technology Limited (Top Spring)與IdeaMall.com Limited及Supreme Style Technology Limited簽訂了一份認購及股票買賣協議，以二千五百五十萬港元認講優網科技有限公司（「優網科技」）發行股本之17%權益，並擁有以額外七百五十萬港元認購額外優網科技發行股本權益之認股權。優網科技成立於香港並從事網絡生意。當認股權行使後，Top Spring於優網科技發行之加大股本權益將增加5%。此認股權已於二零零二年五月二十六日屆滿。

20. INVESTMENTS IN SECURITIES – continued

The impairment loss recognised in respect of the investment securities is estimated with reference to the recoverable amount.

Note: In May 2000, Top Spring Technology Limited ("Top Spring"), *a wholly-owned subsidiary of the Company*, entered into a subscription and share sale and purchase agreement with Ideamall.com Limited and Supreme Style Technology Limited to acquire a 17% interest in the issued share capital of Net Plus Company Limited ("Net Plus"), a company incorporated in Hong Kong which is engaged in internet business, for a consideration of HK$25.5 million with an option to acquire an additional equity interest in the issued share capital of Net Plus Company Limited for additional consideration of HK$7.5 million. If the option is exercised, Top Spring's equity interest in the issued share capital of Net Plus will be increased by 5% of the enlarged issued share capital of Net Plus. The option period was lapsed on 26th May, 2002.

		本公司 THE COMPANY 投資證券 Investment securities	
		2002	2001
		港元	*港元*
		HK$	*HK$*
香港以外上市股本證券	Listed equity securities outside Hong Kong at cost	**8,106,000**	8,106,000
確認減值虧損	Impairment loss recognised	**(2,965,000)**	–
		5,141,000	8,106,000
上市證券市值	Market value of listed securities	**1,297,000**	4,053,000
賬面值就呈報目的而分析為：非流動	Carrying amount analysed for reporting purposes as: Non-current	**5,141,000**	8,106,000

董事局認為非上市投資之價值最少為其賬面值。

In the opinion of the directors, the unlisted investments are worth at least their carrying values.

21. 存貨 21. INVENTORIES

		本集團 THE GROUP 2002 港元 HK$	2001 港元 HK$
原料	Raw materials	**121,830,012**	122,056,266
在製品	Work in progress	**12,789,536**	11,222,718
製成品	Finished goods	**73,071,070**	77,450,828
		207,690,618	210,729,812

以上包括2,841,721港元(二零零一年:5,074,188港元)之原料、零港元(二零零一年:730,567港元)之在製品及6,988,041港元(二零零一年:28,701,684)之製成品按可變現資產淨值列賬。

Included above were raw materials of HK$2,841,721 (2001: HK$5,074,188), work in progress of HK$Nil (2001: HK$730,567) and finished goods of HK$6,988,041 (2001: HK$28,701,684) which were carried at net realisable value.

於本年度,存貨成本於收益表內被確認為支出達761,133,465港元(二零零一年:1,047,726,795港元)。

The cost of inventories recognised as an expense in the income statement during the year amounted to HK$761,133,465 (2001: HK$1,047,726,795).

22. 應收賬款、按金及預付款項 22. DEBTORS, DEPOSITS AND PREPAYMENTS

於二零零二年三月三十一日,應收賬款、按金及預付款項包括121,858,126港元(二零零一年:71,620,805港元)之應收貿易賬款。於年結日應收貿易賬款之賬齡分析如下:

At 31st March, 2002, the balance of debtors, deposits and prepayments included trade debtors of HK$121,858,126 (2001: HK$71,620,805). The aging analysis of trade debtors at the balance sheet date is as follows:

		本集團 THE GROUP 2002 港元 HK$	2001 港元 HK$
0 – 30日	0 – 30 days	**64,597,954**	38,574,166
31 – 60日	31 – 60 days	**20,655,668**	14,813,803
61 – 90日	61 – 90 days	**16,489,644**	15,839
> 90日	> 90 days	**20,114,860**	18,216,997
		121,858,126	71,620,805

本集團向其貿易客戶提供平均為期30至90日之數期。

The Group allows an average credit period ranging from 30 days to 90 days to its trade customers.

23. 應收貸款

本集團

此貸款並無抵押，年息為12%，由供貸日期起計算，並根據貸款之條款，已到期償還。為收回應收之貸款，本集團已採取所需行動。董事局認為可以全部收回應收之貸款。

23. LOAN RECEIVABLE

THE GROUP

The loan was unsecured and bore interest at 12% per annum commencing from the date of advancement and was overdue for repayment under the terms of the loan. The Group ceased to charge interest on the loan and has taken necessary action in order to recover the loan receivable. In the opinion of the directors, the loan receivable should be recoverable in full.

24. 衍生工具投資

本集團

於年結日，本集團並沒有任何衍生工具投資。衍生工具投資於二零零一年三月三十一日以成本值列賬。

24. INVESTMENTS IN DERIVATIVE INSTRUMENTS

THE GROUP

At the balance sheet date the Group did not have any investments in derivative investments. The investments in derivative instruments were carried at cost at 31st March, 2001.

25. 應付賬款及應計費用

於二零零二年三月三十一日，應付賬款及應計費用包括168,158,991港元（二零零一年：70,608,822港元）之應付貿易賬款。於年結日應付貿易賬款之賬齡分析如下：

25. CREDITORS AND ACCRUED CHARGES

At 31st March, 2002, the balance of creditors and accrued charges included trade creditors of HK$168,158,991 (2001: HK$70,608,822). The aging analysis of trade creditors at the balance sheet date is as follows:

		本集團 THE GROUP	
		2002	2001
		港元	*港元*
		HK$	*HK$*
0 – 30日	0 – 30 days	**77,091,325**	29,950,916
31 – 60日	31 – 60 days	**29,300,848**	18,316,910
61 – 90日	61 – 90 days	**26,537,366**	4,247,700
> 90日	> 90 days	**35,229,452**	18,093,296
		168,158,991	70,608,822

26. 貸款 26. BORROWINGS

		本集團 THE GROUP 2002 港元 HK$	2001 港元 HK$
貸款包括如下:	Borrowings comprise the following:		
銀行貸款	Bank loans	**64,000,000**	86,700,000
信託收據及入口貸款	Trust receipts and import loans	**24,478,040**	18,372,881
債權貼現貸款	Debt factoring loans	**16,629,775**	14,680,358
短期貸款	Short term loans	**7,483,668**	20,107,789
銀行透支	Bank overdrafts	**1,517,780**	385,677
		114,109,263	140,246,705
有抵押	Secured	**49,313,443**	77,541,239
無抵押	Unsecured	**64,795,820**	62,705,466
		114,109,263	140,246,705

貸款利息乃按當時適用之市場利率計算，其償還期限如下:

The borrowings bear interest at prevailing market rates and are repayable as follows:

		本集團 THE GROUP 2002 港元 HK$	2001 港元 HK$
即期或一年內到期	Within 1 year or on demand	**95,509,263**	109,006,705
一至兩年內	Between 1 – 2 years	**9,850,000**	12,560,000
二至五年內	Between 2 – 5 years	**8,750,000**	18,680,000
		114,109,263	140,246,705
減除: 列於流動負債下之一年內到期數額	*Less:* Amount due within one year shown under current liabilities	**(95,509,263)**	(109,006,705)
一年後到期數額	Amount due after one year	**18,600,000**	31,240,000

27. 租購合約之承擔 27. OBLIGATIONS UNDER A HIRE PURCHASE CONTRACT

本集團 THE GROUP

		最低租購合約應付租金 Minimum lease payments		最低租購合約應付租金之現值 Present value of minimum lease payments	
		2002	2001	**2002**	2001
		港元	*港元*	***港元***	*港元*
		HK$	*HK$*	***HK$***	*HK$*
租購合約應付金額：	Amounts payable under a hire purchase contract:				
一年內	Within 1 year	**70,716**	70,716	**53,260**	46,160
一至兩年內	Between 1 – 2 years	**70,716**	70,716	**61,569**	53,260
二至五年內	Between 2 – 5 years	**64,823**	135,539	**60,361**	121,930
		206,255	276,971	**175,190**	221,350
*減：*未來財務費用	*Less:* Future finance charges	**(31,065)**	(55,621)	**–**	–
租購合約承擔之現值	Present value of obligations under a hire purchase contract	**175,190**	221,350	**175,190**	221,350
*減：*於一年內到期列為流動負債之數額	*Less:* Amount due within one year shown under current liabilities			**(53,260)**	(46,160)
一年後到期之數額	Amount due after one year			**121,930**	175,190

本集團簽訂汽車租購合約。該租購合約為期5年，本年度之平均借貸利率為6.85%（二零零一：6.85%）。借貸利率在租購合約中訂定。租購合約以定額還款以及沒有簽定條款繳付或然負債租金。

The hire purchase contract was entered by the Group for certain motor vehicles. The term of the hire purchase contract is 5 years and the average effective borrowing rate of the hire purchase contract for the year is 6.85% (2001: 6.85%). Interest rate is fixed at the respective contract date. The hire purchase contract is on a fixed repayable basis and no arrangements have been entered into for contingent rental payments.

28. 股本 28. SHARE CAPITAL

		股份數目 Number of shares	已發行及繳足股本 Issued and fully paid share capital 港元 HK$
於二零零零年四月一日之餘額	Balance at 1st April, 2000	521,212,402	208,484,961
派送紅股	Bonus issue of shares	130,397,209	52,158,883
股份拆細	Subdivision of shares	1,955,958,144	–
因以股代息而發行之股份	Issue of shares as scrip dividends	5,532,426	553,243
因行使認股權證而發行之股份	Issue of shares upon exercise of warrants	120,292,492	14,981,380
回購股份	Repurchase of shares	(40,196,000)	(6,858,800)
於二零零一年三月三十一日及二零零一年四月一日之餘額	Balance at 31st March, 2001 and 1st April, 2001	2,693,196,673	269,319,667
因行使認股權證而發行之股份	Issue of shares upon exercise of warrants	33,668,729	3,366,873
回購股份	Repurchase of shares	(33,640,000)	(3,364,000)
於二零零二年三月三十一日之餘額	**Balance at 31st March, 2002**	**2,693,225,402**	**269,322,540**

根據二零零零年九月二十八日股東特別大會通過之一項普通決議案，本公司將其股本中已發行及尚未發行每股面值0.40港元之股份拆細為四股每股面值0.10港元之股份（「拆細股份」），使其法定股本500,000,000港元，分為1,250,000,000股每股面值0.40港元之股份拆細為5,000,000,000股每股面值0.10港元之股份（「股份拆細」），所有拆細股份在各方面享有同等權益。

Pursuant to an ordinary resolution passed at special general meeting of the Company held on 28th September, 2000, the authorised share capital of the Company of HK$500,000,000 divided into 1,250,000,000 shares of HK$0.40 each was and hereby subdivided into 5,000,000,000 shares of HK$0.10 each by subdividing every issued and unissued share of HK$0.40 in the capital of the Company into four shares of HK$0.10 each ("Subdivided Shares") and that all the Subdivided Shares rank pari passu in all respects.

本年度內，本公司股本之其餘改變詳情如下：

Details of the changes in the share capital of the Company during the year are as follows:

(a) 部份認股權證持有者在二零零一年三月三十一日前行使部份認股權，因此本公司於二零零一年四月以每股0.13港元發行33,668,729股每股面值0.10港元之股份。

(a) In April 2001, 33,668,729 shares of HK$0.10 each were issued at HK$0.13 per share as a result of the exercise of the subscription rights of certain warrants of the Company by the warrant holders before 31st March, 2001.

28. 股本－續

(b) 本公司在香港聯合交易所有限公司購回其股份如下：

28. SHARE CAPITAL – continued

(b) The Company repurchased its own shares on The Stock Exchange of Hong Kong Limited as follows:

月份	Month	股份數目 Number of shares	每股價格 Price per share 最低價 Lowest 港元 HK$	最高價 Highest 港元 HK$	總代價 Aggregate consideration 港元 HK$
二零零一年四月	April 2001	23,320,000	0.124	0.136	3,116,930
二零零一年五月	May 2001	5,490,000	0.128	0.157	766,180
二零零一年六月	June 2001	4,830,000	0.148	0.158	739,430
		33,640,000			4,622,540

以上回購之股份已註銷，故本公司已發行股本已根據此等股份面值相應減低。回購股份之溢價已由保留溢利中扣除。而相等於註銷股份面值之數額則由保留溢利轉撥往股本贖回儲備（附註31）。

The above shares were cancelled upon repurchase and accordingly the issued share capital of the Company was reduced by the nominal value of these shares. The premium on repurchase was charged against accumulated profits. An amount equivalent to the nominal value of the shares cancelled was transferred from accumulated profits to the capital redemption reserve (note 31).

此外，本公司於二零零一年三月以總代價2,147,390港元回購了共15,790,000股本之公司股份，此等股份已於二零零一年四月註銷。

The Company repurchased 15,790,000 shares of the Company at a consideration of HK$2,147,390 in March 2001. These shares were cancelled in April 2001 and included in above shares repurchased.

所有發行之股份在各方面與現有已發行之股份享有同等權益。

All shares issued rank pari passu with the then existing shares in issue in all respects.

29. 已收認購股份款項

本集團及本公司

本公司收此款項乃由於部份認股權證持有者於二零零一年三月三十一日前行使彼等認購權，以認購價每股0.13港元認購33,668,729股每股面值0.10港元股份，此等股份已於二零零一年四月發行予認購權持有者。

29. SUBSCRIPTION MONEY RECEIVED

THE GROUP AND THE COMPANY

The money was received by the Company from certain warrant holders to exercise the subscription rights of the warrants before 31st March, 2001 to subscribe for 33,668,729 shares of HK$0.10 each at HK$0.13 per share. Such shares were issued to the warrant holders in April 2001.

30. 優先認股權計劃

根據本公司於一九九七年四月七日舉行之股東特別大會所通過採用為期四年之優先認股權計劃，董事局可授予優先認股權給本集團任何有資格之員工，包括本公司及其附屬公司之董事，認購本公司之股份。所授予之優先認股權由授予優先認股權當日起計於五年內可行使。優先認股權之股份認購價為股份之面值或於授予優先認股權前五個交易日股份之平均最後成交價之80%，以較高者為準。

上述優先認股權計劃之優先認股權數目之變動如下：

30. SHARE OPTION SCHEME

Under the Company's share option scheme ("Scheme") which was approved and adopted at the special general meeting of the Company held on 7th April, 1997 for a period of 4 years, the directors may grant options to any eligible employees of the Group, including directors, of the Company and its subsidiaries to subscribe for shares in the Company. Options granted are exercisable within a period of five years commencing from the date of grant of the options. The subscription price of the option shares is the higher of the nominal value of the shares and an amount which is not less than 80% of the average of the last dealt prices of the shares on the five trading days immediately preceding the offer of the options.

The movements of the options granted under the Scheme are as follows:

		於優先認股權計劃所授予之股份數目 Number of option shares granted under the Scheme	
		2002	2001
年初餘額	Balance at beginning of the year	**116,995,056**	26,642,000
派送紅股及股份拆細	Bonus issue and subdivision of shares	**-**	90,353,056
年結餘額	Balance at end of the year	**116,995,056**	116,995,056

30. 優先認股權計劃－續

於二零零一年四月一日及二零零二年三月三十一日尚未行使之優先認股權餘額包括：

30. SHARE OPTION SCHEME – continued

The balances of option shares outstanding as at 1st April, 2001 and 31st March, 2002 comprise:

授予日期	Date of grant	行使價 Exercise price 港元 HK$	於二零零一年四月一日及二零零二年三月三十一日之優先認股權數目 Number of option shares at 4.1.2001 and at 3.31.2002
一九九七年八月二十一日	21st August, 1997	0.12244	33,750,000
一九九八年四月一日	1st April, 1998	0.10000	39,600,000
一九九九年七月二日	2nd July, 1999	0.10000	43,645,056
			116,995,056

此計劃在二零零一年四月六日屆滿。本年度內並無授予或行使何優先認股權。

The Scheme was expired on 6th April, 2001. No share options were granted or exercised during the year.

31. 認股權證

於一九九九年九月二十八日，本公司發行附有認購權共值67,447,016港元之認股權證予股東，每份認股權證賦予其持有者以認購價每股0.65港元認購本公司一股面值0.40港元之新股份。由於派送紅股及股份拆細關係，此等認股權證之認購價因此由二零零零年九月二十八日收市後調整為0.13港元。

認股權證附有之認購權共25,131,985港元於本年度獲行使，因此，上年度及於二零零一年四月已分別發行了120,292,492股及33,668,729股每股面值0.10港元之股份（見附註27）。於二零零一年三月三十一日尚未行使之認股權證附有之認購權為41,910,325港元，此等認股權證於二零零一年三月三十一日後屆滿。

31. WARRANTS

On 28th September, 1999, the directors of the Company issued warrants carrying subscription rights of HK$67,447,016 to shareholders. Each warrant entitles the holder to subscribe for one new share of HK$0.40 each in the Company at an initial subscription price of HK$0.65 per share. The subscription price of the warrants were adjusted to HK$0.13 per share with effect from the close of business on 28th September, 2000 as a result of the bonus issue and subdivision of shares.

During the year ended 31st March, 2001, warrants carrying subscription rights of HK$25,131,985 were exercised. As a result, 120,292,492 shares of HK$0.10 each were issued in the previous year and 33,668,729 shares of HK$0.10 each were issued in April 2001 (see note 27). At 31st March, 2001, warrants carrying subscription rights of HK$41,910,325 remained outstanding and expired on the day after 31st March, 2001.

32. 儲備 32. RESERVES

		股份溢價 Share premium 港元 HK$	合併儲備 Merger reserve 港元 HK$	負商譽 Negative goodwill 港元 HK$	商譽 Goodwill reserve 港元 HK$	其他物業重估儲備 Other property revaluation reserve 港元 HK$	換算儲備 Translation reserve 港元 HK$	保留溢利 Accumulated profits 港元 HK$	股本贖回儲備 Capital redemption reserve 港元 HK$	總計 Total 港元 HK$
本集團	**THE GROUP**									
於二零零零年四月一日	At 1st April, 2000									
－如前期呈報	– as originally reported	96,221,427	–	–	–	1,682,040	2,233,997	236,504,935	34,345,000	370,987,399
－上年度調整有關二零零零年三月三十一日年度本公司擬派末期息不確認為負債	– prior period adjustment in respect of derecognition of proposed final dividend declared by the Company for the year ended 31st March, 2000	–	–	–	–	–	–	18,222,733	–	18,222,733
－重新分類	– reclassifications	–	37,137,987	11,570,932	(16,321,397)	–	–	(32,387,522)	–	–
在二零零零年四月一日重列數	At 1st April, 2000, as restated	96,221,427	37,137,987	11,570,932	(16,321,397)	1,682,040	2,233,997	222,340,146	34,345,000	389,210,132
發行紅股	Bonus issue of shares	(52,158,883)	–	–	–	–	–	–	–	(52,158,883)
發行股份所產生之溢價	Premium arising from issue of shares									
－於行使認股權證	– on exercise of warrants	5,773,670	–	–	–	–	–	–	–	5,773,670
－於派發以股代	– on distribution of scrip dividends	359,608	–	–	–	–	–	–	–	359,608
贖回股份之溢價	Premium on redemption of shares	–	–	–	–	–	–	(7,948,006)	–	(7,948,006)
因回購股份而產生之股本贖回儲備	Capital redemption reserve arising from repurchase of shares	–	–	–	–	–	–	(6,858,800)	6,858,800	–
購入一聯營公司所產生之商譽	Goodwill reserve arising on acquisition of an associate	–	–	–	(391,274)	–	–	–	–	(391,274)
折算香港以外業務所產生之滙兌差額	Exchange difference arising on translation of operations outside Hong Kong	–	–	–	–	–	(226,736)	–	–	(226,736)
少數股東應佔儲備變動	Minority shareholders' share of changes in reserves	–	–	–	–	–	(14,588)	–	–	(14,588)
本年度虧損淨額 *(附註10)*	Net loss for the year *(note 10)*	–	–	–	–	–	–	(52,803,421)	–	(52,803,421)
股息	Dividend paid									
二零零零年末期股息	– final dividend for 2000	–	–	–	–	–	–	(18,222,733)	–	(18,222,733)
二零零一年中期股息	– interim dividend for 2001	–	–	–	–	–	–	(10,793,141)	–	(10,793,141)
於二零零一年三月三十一日及二零零一年四月一日	At 31st March, 2001 and 1st April, 2001	50,195,822	37,137,987	11,570,932	(16,712,671)	1,682,040	1,992,673	125,714,045	41,203,800	252,784,628
發行股份所產生之溢價－於行使認股權證	Premium arising from issue of shares on exercise of warrants	1,010,062	–	–	–	–	–	–	–	1,010,062
贖回股份之溢價	Premium on redemption of shares	–	–	–	–	–	–	(1,258,540)	–	(1,258,540)
因回購股份而產生之股本贖回儲備	Capital redemption reserve arising from repurchase of shares	–	–	–	–	–	–	(3,364,000)	3,364,000	–
折算香港以外業務所產生之滙兌差額	Exchange difference arising on translation of operations outside Hong Kong	–	–	–	–	–	(1,207,120)	–	–	(1,207,120)
少數股東應佔儲備變動	Minority shareholders' share of changes in reserves	–	–	–	–	–	(5,578)	–	–	(5,578)
本年度虧損淨額 *(附註10)*	Net loss for the year *(note 10)*	–	–	–	–	–	–	(39,832,302)	–	(39,832,302)
於二零零二年三月三十一日	**At 31st March, 2002**	**51,205,884**	**37,137,987**	**11,570,932**	**(16,712,671)**	**1,682,040**	**779,975**	**81,259,203**	**44,567,800**	**211,491,150**
應歸於：	Attributable to:									
－本公司及附屬公司	– the Company and subsidiaries	51,205,884	37,137,987	11,570,932	(16,712,671)	1,682,040	968,912	86,574,702	44,567,800	216,995,586
－聯營公司	– associates	–	–	–	–	–	(188,937)	(5,315,499)	–	(5,504,436)
		51,205,884	37,137,987	11,570,932	(16,712,671)	1,682,040	779,975	81,259,203	44,567,800	211,491,150

32. 儲備－續

32. RESERVES – continued

		股份溢價 Share premium 港元 HK$	實繳盈餘 Contributed surplus 港元 HK$	其他物業重估儲備 Other property revaluation reserve 港元 HK$	換算儲備 Translation reserve 港元 HK$	保留溢利 Accumulated profits 港元 HK$	股本贖回儲備 Capital redemption reserve 港元 HK$	總計 Total 港元 HK$
本公司	**THE COMPANY**							
於二零零零年四月一日	At 1st April, 2000							
－如前期呈報	– as originally reported	96,221,427	75,263,537	–	–	110,661,292	34,345,000	316,491,256
－上年度調整有關二零零零年三月三十一日年度本公司擬派末期息不確認為負債	– prior period adjustment in respect of derecognition of proposed final dividend declared by the Company for the year ended 31st March, 2000	–	–	–	–	18,222,733	–	18,222,733
在二零零零年四月一日重列數	At 1st April, 2000, as restated	96,221,427	75,263,537	–	–	128,884,025	34,345,000	334,713,989
派送紅股	Bonus issue of shares	(52,158,883)	–	–	–	–	–	(52,158,883)
發行股份所產生之溢價	Premium arising from issue of shares							
－於行使認股權證	– on exercise of warrants	5,773,670	–	–	–	–	–	5,773,670
－於派發以股代息	– on distribution of scrip dividends	359,608	–	–	–	–	–	359,608
贖回股份之溢價	Premium on redemption of shares	–	–	–	–	(7,948,006)	–	(7,948,006)
因回購股份而產生之股本贖回儲備	Capital redemption reserve arising from repurchase of shares	–	–	–	–	(6,858,800)	6,858,800	–
本年度虧損淨額（附註10）	Net loss for the year (note 10)	–	–	–	–	(11,729,306)	–	(11,729,306)
股息	Dividend paid							
二零零零年末期股息	– final dividend for 2000	–	–	–	–	(18,222,733)	–	(18,222,733)
二零零一年中期股息	– interim dividend for 2001	–	–	–	–	(10,793,141)	–	(10,793,141)
於二零零一年三月三十一日及二零零一年四月一日	At 31st March, 2001 and 1st April, 2001	50,195,822	75,263,537	–	–	73,332,039	41,203,800	239,995,198
發行股份所產生之溢價－於行使認股權證	Premium arising from issue of shares on exercise of warrants	1,010,062	–	–	–	–	–	1,010,062
贖回股份之溢價	Premium on redemption of shares	–	–	–	–	(1,258,540)	–	(1,258,540)
因回購股份而產生之股本贖回儲備	Capital redemption reserve arising from repurchase of shares	–	–	–	–	(3,364,000)	3,364,000	–
本年度虧損淨額（附註10）	Net loss for the year (note 10)	–	–	–	–	(28,464,444)	–	(28,464,444)
於二零零二年三月三十一日	**At 31st March, 2002**	**51,205,884**	**75,263,537**	**–**	**–**	**40,245,055**	**44,567,800**	**211,282,276**

32. 儲備－續

實繳盈餘指本公司於收購附屬公司時所發行股份面值與附屬公司被收購時之賬面淨資產值之差額。

根據百慕達公司法，除保留溢利外，本公司之實繳盈餘亦可分派予股東。惟本公司不能在下列情況從實繳盈餘中宣派或繳付股息或作出分派：

(a) 作出分派後無法償還到期之債務；或

(b) 其資產之可變現價值較負債、已發行股份及股份溢價之總和為低。

董事局認為本公司可供分派之儲備包括實繳盈餘75,263,537港元（二零零一年：75,263,537港元）及保留溢利40,245,055港元（二零零一：73,332,039港元）。

32. **RESERVES – continued**

The contributed surplus represents the difference between the book values of the underlying net assets of the subsidiaries at the date on which their shares were acquired by the Company, and the nominal amount of the Company's shares issued for the acquisition.

In addition to accumulated profits, under the company law in Bermuda, the contributed surplus account of a company is also available for distribution to shareholders. However, the company cannot declare or pay a dividend, or make a distribution out of contributed surplus if:

(a) it is, or would after the payment be, unable to pay its liabilities as they become due; or

(b) the realisable value of its assets would thereby be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

In the opinion of the directors, the Company's reserves available for distribution at the balance sheet date consisted of contributed surplus of HK$75,263,537 (2001: HK$75,263,537) and accumulated profits of HK$40,245,055 (2001: HK$73,332,039).

33. 調整除稅前經常業務虧損至自經營業務流入之現金淨額 33. RECONCILIATION OF LOSS FROM ORDINARY ACTIVITIES BEFORE TAXATION TO NET CASH INFLOW FROM OPERATING ACTIVITIES

		2002 港元 HK$	2001 港元 HK$
除稅前經常業務虧損	Loss from ordinary activities before taxation	**(39,877,258)**	(52,108,261)
應佔聯營公司虧損	Share of losses of associates	**1,495,367**	700,596
攤銷收購附屬公司時產生之商譽	Amortisation of goodwill arising on acquisition of subsidiaries	**391,754**	–
重估投資物業之(盈餘)虧損	(Surplus) deficit on revaluation of investment properties	**(270,000)**	1,630,000
增購一附屬公司額外權益時產生之負商譽轉入收益	Release of negative goodwill arising on acquisition of additional interest in a subsidiary	**(3,154,736)**	–
物業、機器及儀器之折舊	Depreciation of property, plant and equipment	**33,730,116**	33,936,068
其他投資之股息收入	Dividend income from other investments	**(1,122,192)**	(1,947,637)
回購股份經紀佣金	Brokerage expenses on redemption of shares	**24,401**	118,717
銀行及其他貸款利息	Interest on bank and other borrowings	**9,041,650**	13,877,440
一租購合約承擔之利息	Interest on obligations under a hire purchase contract	**24,556**	31,657
利息收入	Interest income	**(1,187,124)**	(1,843,342)
證券投資已確認減值虧損	Impairment loss recognised in respect of investment securities	**2,965,000**	–
其他投資之未變現虧損	Unrealised holding loss of other investments	**5,294,763**	56,242,662
發展中物業已確認減值虧損	Impairment loss recognised in respect of properties under development	**3,154,736**	–
出售物業、機器及儀器之收益	Gain on disposal of property, plant and equipment	**(108,158)**	–
外滙滙率變動對公司間結餘之影響	Effect of foreign exchange rate change on inter-company balances	**(1,231,210)**	(71,924)
存貨減少(增加)	Decrease (increase) in inventories	**13,678,394**	(5,094,128)
應收賬項、按金及預付款項(增加)減少	(Increase) decrease in debtors, deposits and prepayments	**(44,538,947)**	28,015,459
其他投資減少(增加)	Decrease (increase) in other investments	**36,074,533**	(50,129,571)
衍生工具投資減少	Decrease in investments in derivative instruments	**2,933,600**	73,480,697
應收聯營公司賬項增加	Increase in amounts due from associates	**(3,649,240)**	–
應付賬項及應計費用(減少)增加	(Decrease) increase in creditors and accrued charges	**56,749,137**	(92,204,829)
應付聯營公司賬項(減少)增加	(Decrease) increase in amount due to an associate	**(466,741)**	466,741
自經營業務流入之現金淨額	Net cash inflow from operating activities	**69,952,401**	5,100,345

34. 收購附屬公司

在本年度，集團以949,317美元（大約相當於7,406,000港元）收購在美國註冊成立之Cosmo Communications Corporation額外42.29%權益。本集團亦以3,000,000港元對原先只持15%權益的Gopuppy Limited增持60%權益。在二零零二年三月三十一日集團分別持有Cosmo 91.4%權益及Gopuppy Limited 100%權益。收購附屬公司以購買方法會計原則計算入賬。

34. PURCHASE OF SUBSIDIARIES

During the year, the Group acquired an additional equity interest of a 42.29% in Cosmo Communications Corporation, a company incorporated in the United States of America, for a cash consideration of US$949,317 (equivalent to approximately HK$7,406,000). The Group also acquired an additional interest of a 60% in Gopuppy Limited, a then 15% owned investee of the Group, at a consideration of HK$3,000,000. At 31st March, 2002, the Group has 91.4% and 100% interest in the issued share capital of Cosmo Communications Corporation and Gopuppy Limited respectively. These acquisitions have been accounted for by the purchase method of accounting.

		2002 港元 HK$
購入淨負債：	Net liabilities acquired:	
物業、機器及儀器	Property, plant and equipment	881,854
存貨	Inventories	10,639,200
應收賬款、按金及預付款項	Debtors, deposits and prepayments	11,234,395
銀行結存及現金	Bank balances and cash	6,758,717
應付賬款及應計費用	Creditors and accrued charges	(32,683,610)
		(3,169,444)
收購時產生之商譽	Goodwill arising on acquisition	16,574,965
總收購價	Total consideration	13,405,521
繳付方式：	Satisfied by:	
－現金	– cash	10,405,521
－從證券投資重新分類	– reclassification from investments in securities	3,000,000
－從聯營公司權益重新分類	– reclassification from interest in associates	–
		13,405,521
分析收購附屬公司時現金及現金等值流出淨額	Analysis of net outflow of cash and cash equivalents in connection with the acquisition the subsidiaries:	
繳付現金	Cash consideration paid	10,405,521
所購入公司之現金結餘	Bank balances and cash acquired	(6,758,717)
		3,646,804

在本年度收購之附屬公司並未有對本集團之現金流量及溢利作出重大影響。

The subsidiaries acquired during the year did not have a significant impact on the Group's cash flows and results.

35. 本年度融資變動之分析 ANALYSIS OF CHANGES IN FINANCING DURING THE YEAR

		股本包括溢價 Share capital including premium 港元 HK$	少數股東權益 Minority interests 港元 HK$	一租購合約之承擔 Obligations under a hire purchase contract 港元 HK$	銀行及其他貸款 Bank and other loans 港元 HK$	債權貼現貸款 Debt factoring loans 港元 HK$	信託收據及入口貸款 Trust receipts and import loans 港元 HK$	已收認購股份款項 Subscription money received 港元 HK$
於二零零零年四月一日結存	Balance at 1st April, 2000	304,706,388	9,958,866	260,409	26,974,513	21,854,808	13,014,733	-
行使認股權證所得款項	Proceeds from issue of shares on exercise of warrants	20,755,050	-	-	-	-	-	-
以股代息所發行之股份	Issue of shares as scrip dividends	912,851	-	-	-	-	-	-
贖回股份票面值	Par value of shares redeemed	(6,858,800)	-	-	-	-	-	-
少數股東於附屬公司之業績	Minority interests in the results of subsidiaries	-	(758,803)	-	-	-	-	-
少數股東應佔儲備之變動	Minority shareholders' share of changes in reserves	-	14,588	-	-	-	-	-
已付附屬公司少數股東股息	Dividend paid to minority shareholders of a subsidiary	-	(104,400)	-	-	-	-	-
償還一租購合約承擔	Repayment of obligations under a hire purchase contract	-	-	(39,059)	-	-	-	-
本年度現金(流出)流入之淨額	Net cash inflow (outflow) during the year	-	-	-	79,833,276	(7,174,450)	5,358,148	-
已確認股權持有人認購股份款項	Subscription money received from warrant holders	-	-	-	-	-	-	4,376,935
於二零零一年三月三十一日及二零零一年四月一日結存	Balance at 31st March, 2001 and 1st April, 2001	319,515,489	9,110,251	221,350	106,807,789	14,680,358	18,372,881	4,376,935
行使認股權而發行股份	Issue of shares on exercise of warrants	4,376,935	-	-	-	-	-	(4,376,935)
贖回股份票面值	Par value of shares redeemed	(3,364,000)	-	-	-	-	-	-
少數股東於附屬公司之業績	Minority interests in the results of subsidiaries	-	(286,901)	-	-	-	-	-
少數股東應佔儲備之變動	Minority shareholders' share of changes in reserves	-	5,578	-	-	-	-	-
已付附屬公司少數股東股息	Dividend paid to minority shareholders of a subsidiary	-	(128,000)	-	-	-	-	-
增購一附屬公司額外權益而令少數股東權益減少	Reduction in minority interests upon acquisition of additional interest in a subsidiary	-	(8,621,515)	-	-	-	-	-
附屬公司內少數股東權益	Capital contributed by minority shareholders of a subsidiary	-	378,949	-	-	-	-	-
償還一租購合約之承擔	Repayment of obligations under a hire purchase contract	-	-	(46,160)	-	-	-	-
本年度現金流入(流出)之淨額	Net cash (outflow) inflow during the year	-	-	-	(35,324,121)	1,949,417	6,105,159	-
於二零零二年三月三十一日結存	**Balance at 31st March, 2002**	**320,528,424**	**458,362**	**175,190**	**71,483,668**	**16,629,775**	**24,478,040**	**-**

附註：贖回股份所產生之溢價及佣金費用總額1,258,540港元(二零零零年：7,948,006港元折扣)及24,401港元(二零零零年：118,717港元)已分別於保留溢利中扣除／進賬(附註32)及收益表內扣除。

Note: Premium and brokerage expenses arising on redemption of shares which amounted to HK$1,258,540 (2001: HK$7,948,006) and HK$24,401 (2001: HK$118,717) have been charged to accumulated profits (note 32) and charged to the income statement respectively.

36. 現金及現金等值結存之分析 / ANALYSIS OF THE BALANCES OF CASH AND CASH EQUIVALENTS

		2002 港元 HK$	2001 港元 HK$
銀行結存及現金	Bank balances and cash	**23,179,670**	25,880,549
銀行透支	Bank overdrafts	**(1,517,780)**	(385,677)
		21,661,890	25,494,872

37. 共同控制營運業務之權益 / INTEREST IN JOINTLY CONTROLLED OPERATIONS

於本年度，本公司之全資附屬公司Niceday Company Limited(「Niceday」)與一間獨立第三者公司茂名市建築工程總公司(「中國合營公司」)簽訂協議，除地下層外，共同發展一項命名為富臨花園之商住物業。根據該項合作協議，Niceday將提供該項物業發展之土地及現金5,000,000人民幣，中國合營公司將會負責該項物業發展之建築費11,500,000人民幣。在該項合作協議中訂明，物業出售之收益，中國合營公司將優先獲得3,000,000人民幣，Niceday則可得3,820,000人民幣。Niceday可分佔餘下之所有售樓收益的56%。

During the year, Niceday Limited ("Niceday"), a wholly-owned subsidiary of the Company, entered into an agreement with 茂名市建築工程總公司 ("PRC joint venture party"), an independent third party, for the re-development of properties under development into a residential and commercial complex known as Fortune Garden, excluding the basement level. Pursuant to the terms of the agreement, Niceday will contribute the subject development site and a cash sum of RMB5,000,000 whilst the PRC joint venture party will bear the development cost of RMB11,500,000. Under the agreement, the PRC joint venture party shall receive the first RMB3,000,000 sale proceeds from property sales and then Niceday shall receive the following sale proceeds of RMB3,820,000. Niceday is entitled to 56% of all the remaining sales proceeds.

在二零零二年三月三十一日，本集團在財務報告中已確認在該項共同控制營運業務之總資產及總負債應佔權益之數額如下：–

At 31st March, 2002, the aggregate amount of assets and liabilities recognised in the Group's financial statements in relation to the interest in jointly controlled operation is as follows:–

		港元 HK$
資產	Assets	29,000,000
負債	Liabilities	–
可分配與集團之業績	Result attributable to the Group	–

38. 未提撥準備之遞延稅項 UNPROVIDED DEFERRED TAXATION

因不認為在可見將來時間差異會逆轉，故財務報告中並無就時間差異遞延稅項撥備。

Deferred taxation has not been provided in the financial statements as it is not expected that the timing differences will reverse in the foreseeable future.

本集團於本年度潛在之遞延稅項利益3,811,987港元（二零零一年：5,860,888港元）指折舊、稅務虧損及其他時間差異之稅務影響。

The potential deferred taxation credit of the Group for the year amounted to HK$3,811,987 (2001: HK$5,860,888) which represents the tax effect of timing differences in respect of depreciation, taxation losses and other timing difference.

於年結日，財務報告中未撥出準備之潛在遞延稅項資產（負債）淨額分析如下：

At the balance sheet date, the net amount of potential deferred taxation asset (liability) not provided for in the financial statements is analysed as follows:

		本集團 THE GROUP	
		2002	2001
		港元	*港元*
		HK$	*HK$*
時間差異之稅務影響源自：	Tax effect of timing differences attributable to:		
可用作抵消未來應課稅溢利之稅務虧損：	Taxation losses available to relieve future assessable profit:		
－香港附屬公司	– Hong Kong subsidiaries	**31,425,227**	25,916,786
稅務折舊免稅額超出財務報告之折舊數額	Excess of depreciation allowances claimed for tax purposes over depreciation charged in the financial statements	**(8,047,289)**	(6,350,835)
其他時間差異	Other timing difference	**39,946**	39,946
		23,417,884	19,605,897

本集團之物業因重估而引致之盈餘，因日後出售之溢利沒有稅務效益，故不會構成稅務上之時間差異。

The surplus arising on valuation of the Group's properties does not constitute a timing difference for tax purposes as any profit realised on their subsequent disposal would not be subject to taxation.

於年結日，本公司並沒有重大未撥出準備之遞延稅項。

At the balance sheet date, the Company had no significant unprovided deferred taxation.

39. 資本承擔 39. CAPITAL COMMITMENTS

		本集團 THE GROUP	
		2002	2001
		港元	港元
		HK$	*HK$*
已簽約但未在財務報告中撥備之物業、廠房及設備之資本費用	Capital expenditure contracted for but not provided in the financial statements		
一物業、機器及儀器	– property, plant and equipment	**3,384,422**	5,628,217
一物業發展計劃	– property development project	**4,672,897**	–
已批准但未簽約之物業發展計劃之資本費用	Capital expenditure authorised for a property development project but not contracted for	**–**	24,090,842
		8,057,319	29,719,059

於年結日，本公司並無任何資本承擔。

At the balance sheet date, the Company did not have any capital commitments.

40. 或然負債 40. CONTINGENT LIABILITIES

		本集團 THE GROUP		本公司 THE COMPANY	
		2002	2001	**2002**	2001
		港元	港元	**港元**	港元
		HK$	*HK$*	***HK$***	*HK$*
可追索之銀行貼現票據	Bills discounted with recourse	**3,828,669**	4,423,264	**–**	–
就附屬公司取得信貸而向銀行、一供應商及一融資機構作出之擔保	Guarantees given to banks, a supplier and a financial institution in respect of credit facilities granted to subsidiaries	**–**	–	**681,113,000**	682,813,000
附屬公司已動用由本公司作擔保之信貸	Facilities utilised by the subsidiaries guaranteed by the Company	**–**	–	**98,955,964**	135,918,321

41. 營運租賃承擔 OPERATING LEASE COMMITMENTS

本集團作為承租人

在結算日，本集團於下列期間屆滿前不可撤銷之已承租物業營運租約之最低租金承擔如下：

The Group as lessee

At the balance sheet date, the Group had commitments for future minimum lease payments under non-cancellable operating leases in respect of rented premises as follows:

		本集團 THE GROUP 2002 港元 HK$	2001 港元 HK$
一年內	Within one year	**1,928,035**	2,405,367
第二至第五年內	In the second to fifth years inclusive	**4,944,315**	4,355,506
超過五年	Over five years	**3,523,266**	3,887,741
		10,395,616	10,648,614

營運租約付款指本集團之辦公室及廠房物業之應付租金。租約乃經磋商後釐定，平均年期為二十五年。

Operating lease payments represent rentals payable by the Group for its office and factory premises. Leases are negotiated for an average term of 25 years and rentals are fixed for an average term of 25 years.

本公司在結算日並沒有任何不可撤銷之營運租約承擔。

The Company did not have any commitments under non-cancellable operating leases at the balance sheet date.

本集團作為出租人

持有之物業已與租客簽訂未來二年之租約。本集團與租客簽訂於下列期間屆滿前不可撤銷之營運租約應收取之未來最低租金：

The Group as lessor

The properties held have committed tenants for the next two years. The Group had contracted with tenants for the future minimum lease payments under non-cancellable operating leases which fall due as follows:

		2002 港元 HK$	2001 港元 HK$
一年內	Within one year	**2,523,126**	2,288,392
第二至第五年內	In the second to fifth years inclusive	**2,247,307**	1,387,333
		4,770,433	3,675,725

42. 資產抵押

在年結日，本集團抵押若干資產作為一般信貸服務及經紀股票按揭戶口之擔保。該等資產之大約賬面值如下：

42. PLEDGE OF ASSETS

At the balance sheet date, the Group pledged certain assets with the following approximate carrying values to secure the general credit facilities granted to the Group and the margin accounts with brokers:

		2002 **港元** **HK$**	2001 港元 HK$
投資物業	Investment properties	**28,800,000**	28,700,000
其他物業	Other properties	**45,430,000**	46,124,000
已貼現應收賬款結餘	Factored debtor balances	**15,045,000**	16,774,000
其他投資之賬面值	Other investments at carrying value	**29,178,000**	49,148,000
包括於應收賬項、按金及預付款項中之股票抵押按金	*Margin deposits with brokers as included under debtors, deposits and prepayments*	**7,108,000**	2,187,000

43. 退休福利計劃

本集團設有退休福利計劃提供予大部份員工，該退休計劃之資產與本集團之資產劃分開持有，並由獨立受托人持有。

自損益表內扣除之數額為本集團根據該計劃之供款率而須付之供款並減除員工在合資格服務期前離開本集團所沒收之淨額（如有）。

由二零零零年十二月一日起，本集團參與根據香港政府施行之強制性公積金計劃（「強積金」）。自損益表扣除之強積金退休計劃供款指本集團按計劃所規定之比率作出之應付供款。

於年結日員工離開該等退休計劃並無產生重大放棄供款，以減低於未來數年之應付供款。

43. RETIREMENT BENEFITS SCHEME

The Group has a retirement benefits scheme covering a substantial portion of its employees. The assets of the scheme are held separately from those of the Group in funds under the control of the independent trustee.

The amount charged to the income statement represents contributions payable to the scheme by the Group at rates specified in the rules of the scheme less forfeiture arising from employees leaving the Group prior to completion of qualifying service period, if any.

Starting from 1st December, 2000, the Group participates in the Mandatory Provident Fund ("MPF") Scheme implemented by the Hong Kong Government. The retirement benefit cost for the MPF charged to the income statement represents contributions payable to the fund by the Group at rates specified in the rules of the MPF Scheme.

At the balance sheet date, there were no significant forfeited contributions, which arose upon employees leaving the retirement benefit scheme, available to reduce the contributions payable by the Group in the future years.

44. 有關連人士交易 RELATED PARTY TRANSACTIONS

於本年度內，本集團與聯營公司進行了以下重要交易：

During the year, the Group entered into the following significant transactions with associates:

		2002 港元 HK$	2001 港元 HK$
本集團收到之利息收入	Interest income received by the Group	**429,037**	397,715
本集團支付之佣金收入	Commission income paid by the Group	**636,285**	466,741
本集團之銷售	Sales by the Group	**1,978,961**	4,094,688

以上交易之價格由董事依據與無關連第三者相類似交易之現行市場利率或價格而釐定。

The prices of the above transactions were determined by the directors with reference to the prevailing market rates or prices for similar transactions with unrelated third parties.

此外，本集團於二零零二年三月三十一日與聯營公司尚有未償還之結餘，其詳情已載於附註19。

In addition, at 31st March, 2002, the Group had outstanding loans with associates, details of which are set out in note 19.

45. 主要附屬公司 PRINCIPAL SUBSIDIARIES

於二零零二年三月三十一日，本公司之主要附屬公司詳情如下：

Details of the Company's principal subsidiaries at 31st March, 2002 are as follows:

附屬公司名稱 Name of subsidiary	成立或註冊／營業地點 Place of incorporation or registration/ operations	已發行普通股股本面值／註冊資本 Nominal value of issued ordinary share capital/ registered capital	本集團應佔股東權益 Attributable equity interest to the Group	主要業務 Principal activity
鋭歡有限公司 ACME Delight Limited	香港 Hong Kong	2港元 HK$2	100%	投資控股 Investment holding
Cosmo Communications Corporation	美國／加拿大 United States of America/Canada	1,571,000美元 US$1,571,000	91.4%	銷售電子產品及投資控股 Trading in electrical appliances and investment holding
永堅有限公司 Ever Solid Limited	香港 Hong Kong	10,000港元 HK$10,000	100%	電子產品製造及銷售 Manufacture and sale of electronic products

45. 主要附屬公司－續 45. PRINCIPAL SUBSIDIARIES – continued

附屬公司名稱 Name of subsidiary	成立或註冊／營業地點 Place of incorporation or registration/ operations	已發行普通股股本面值／註冊資本 Nominal value of issued ordinary share capital/ registered capital	本集團應佔股東權益 Attributable equity interest to the Group	主要業務 Principal activity
Gladman Investments Pte. Limited	新加坡／香港 Republic of Singapore/ Hong Kong	2新加坡元 S$2	100%	提供行政服務 Provision of administrative services
廣州星輝電子制造有限公司 Starfair Manufacturing (Panyu) Company Limited	中華人民共和國 People's Republic of China	26,300,000港元* HK$26,300,000*	100%	電子產品製造及銷售 Manufacture and sale of electronic products
高力勤實業有限公司 Korrigan Industrial Holdings Limited	香港 Hong Kong	25,000,000港元 HK$25,000,000	100%	投資控股 Investment holding
高力勤國貿有限公司 Korrigan Marketing Limited	香港 Hong Kong	2港元 HK$2	100%	電視產品貿易 Trading in television sets
智輝企業有限公司 Master Light Enterprises Limited	香港 Hong Kong	2港元 HK$2	100%	投資控股 Investment holding
妙勤企業有限公司 Merrygain Holding Company Limited	香港 Hong Kong	5,000,000港元 HK$5,000,000	96%	物業投資 Property investment
Newstar.com Limited	英屬維爾京群島 British Virgin Islands	1美元 US$1	100%	投資控股 Investment holding
美日有限公司 Niceday Limited	香港 Hong Kong	2港元 HK$2	100%	投資控股及物業投資 Investment holding and property development
Nice States Investment Limited	香港 Hong Kong	2港元 HK$2	100%	物業投資 Property investment

45. 主要附屬公司－續 45. PRINCIPAL SUBSIDIARIES – continued

附屬公司名稱 Name of subsidiary	成立或註冊／營業地點 Place of incorporation or registration/ operations	已發行普通股股本面值／註冊資本 Nominal value of issued ordinary share capital/ registered capital	本集團應佔股東權益 Attributable equity interest to the Group	主要業務 Principal activity
廣捷有限公司 Noble Win Limited	香港 Hong Kong	2港元 HK$2	100%	物業投資 Property investment
番禺星輝電器制造有限公司 Panyu Starfair Electronics Manufacturing Company Limited	中華人民共和國 People's Republic of China	21,500,000港元* HK$21,500,000*	100%	電子產品製造及銷售 Manufacture and sale of electronic products
番禺恒敏塑膠制品有限公司 Panyu Success Base Plastic Company Limited	中華人民共和國 People's Republic of China	20,000,000港元* HK$20,000,000*	80%	塑膠產品製造及銷售 Manufacture and sale of plastic products
Sheen United Technology Limited	英屬維爾京群島 British Virgin Islands	1美元 US$1	100%	投資控股 Investment holding
深圳升岡電子有限公司 Shenzhen Starlight Electronics Co. Ltd.	中華人民共和國 People's Republic of China	60,000,000港元* HK$60,000,000*	100%	電子產品製造及銷售 Manufacture and sale of electronic products
深圳永堅電子有限公司 Shenzhen Yongjian Electronics Co. Ltd.	中華人民共和國 People's Republic of China	6,200,000港元* HK$6,200,000*	100%	電子產品製造及銷售 Manufacture and sale of electronic
照達投資有限公司 Shinning Start Investment Limited	香港 Hong Kong	2港元 HK$2	100%	物業投資 Property investment
Skylight Technology Limited	英屬維爾京群島 British Virgin Islands	1美元 US$1	100%	投資控股 Investment holding
SIH Limited	英屬維爾京群島 British Virgin Islands	10,000港元 HK$10,000	100%	投資控股 Investment holding

45. 主要附屬公司－續 45. PRINCIPAL SUBSIDIARIES – continued

附屬公司名稱 Name of subsidiary	成立或註冊／營業地點 Place of incorporation or registration/ operations	已發行普通股股本面值／註冊資本 Nominal value of issued ordinary share capital/ registered capital	本集團應佔股東權益 Attributable equity interest to the Group	主要業務 Principal activity
星熙發展有限公司 Singhale Development Limited	香港 Hong Kong	4港元 HK$4	100%	為集團公司提供委託服務 Provision of nominee services for group companies
六正發展有限公司 Sixlights Development Limited	香港 Hong Kong	2港元 HK$2	100%	證券買賣 Securities trading
星輝電子有限公司 Star Fair Electronics Company Limited	香港 Hong Kong	15,090,000港元 HK$15,090,000	100%	電子產品貿易 Trading in electronic products
Star Fair Manufacturing Company Limited	Jersey／中華人民共和國 Jersey/People's Republic of China	12英磅 £12	100%	電子產品及塑膠產品製造及銷售 Manufacture and sale of electronic and plastic products
Star Legend Technologies Limited	英屬維爾京群島 British Virgin Islands	1美元 US$1	100%	投資控股 Investment holding
Star Legend Offshore Limited	英屬維爾京群島 British Virgin Islands	1美元 US$1	100%	投資控股 Investment holding
升岡電子有限公司 Star Light Electronics Company Limited	香港 Hong Kong	13,000,000港元 HK$13,000,000	100%	電子產品貿易 Trading in electronic products
星葉發展有限公司 Starleaf Development Limited	香港 Hong Kong	2港元 HK$2	100%	投資控股 Investment holding
澳門升岡電子有限公司 Starlight Electronics (Macau) Limited	澳門 Macau	2,500,000澳門葡幣 MOP2,500,000	100%	集團公司代理 Agent for group companies

45. 主要附屬公司－續 45. PRINCIPAL SUBSIDIARIES – continued

附屬公司名稱 Name of subsidiary	成立或註冊／營業地點 Place of incorporation or registration/ operations	已發行普通股股本面值／註冊資本 Nominal value of issued ordinary share capital/ registered capital	本集團應佔股東權益 Attributable equity interest to the Group	主要業務 Principal activity
珠海市升岡電子有限公司 Starlight Electronics Company (Zhuhai) Limited	中華人民共和國 People's Republic of China	10,000,000港元* HK$10,000,000 *	100%	電子產品製造及銷售 Manufacture and sale of electronic products
Starlight eTech (Holdings) Limited	英屬維爾京群島 British Virgin Islands	1美元 US$1	100%	投資控股 Investment holding
升岡集團有限公司 Starlight Industrial Holdings Limited	香港 Hong Kong	73,920,192港元 HK$73,920,192	100%	投資控股 Investment holding
Starlight Manufacturers Limited	Jersey／中華人民共和國 Jersey/People's Republic of China	100,000港元 HK$100,000	100%	電子產品製造及銷售 Manufacture and sale of electronic products
升岡市場拓展有限公司 Starlight Marketing Development Limited	香港 Hong Kong	2港元 HK$2	100%	電子產品推銷 Marketing in electronic products
Starlight Overseas Marketing Limited	毛里求斯共和國 Republic of Mauritius	1美元 US$1	100%	電子產品貿易 Trading in electronic products
升岡科研有限公司 Starlight R&D Limited	香港 Hong Kong	10,000港元 HK$10,000	100%	物料採購及提供工程服務 Material sourcing and provision of engineering services
演富投資有限公司 Starshow Investment Limited	香港 Hong Kong	2港元 HK$2	100%	為集團公司提供委托服務 Provision of nominee services for group companies

45. 主要附屬公司－續 45. PRINCIPAL SUBSIDIARIES – continued

附屬公司名稱 Name of subsidiary	成立或註冊／營業地點 Place of incorporation or registration/ operations	已發行普通股股本面值／註冊資本 Nominal value of issued ordinary share capital/ registered capital	本集團應佔股東權益 Attributable equity interest to the Group	主要業務 Principal activity
恆敏實業有限公司 Success Base Industries Limited	香港 Hong Kong	4,000,000港元 HK$4,000,000	80%	塑膠產品製造及銷售 Manufacture and sale of plastic products
Top Spring Technology Limited	英屬維爾京群島 British Virgin Islands	1美元 US$1	100%	投資控股 Investment holding
番禺富臨花園房地產有限公司	中華人民共和國 People's Republic of China	38,000,000港元* RMB38,000,000*	100%	物業投資 Property development

* 廣州星輝電子制造有限公司、番禺星輝電器制造有限公司、番禺恆敏塑膠制品有限公司、深圳升岡電子有限公司、深圳永堅電子有限公司、珠海市升岡電子有限公司及番禺富臨花園房地產有限公司於二零零二年三月三十一日之已繳註冊資本分別為26,300,000港元、17,000,000港元、20,000,000港元、59,309,231港元、4,431,034港元、10,000,000港元及31,750,000人民幣。

* The registered capital of Starfair Manufacturing (Panyu) Company Limited, Panyu Starfair Electronics Manufacturing Company Limited, Panyu Success Base Plastic Company Limited, Shenzhen Starlight Electronics Co. Ltd., Shenzhen Yongjian Electronics Co. Ltd., Starlight Electronics Company (Zhuhai) Limited and 番禺富臨花園房地產有限公司 were paid up to HK$26,300,000, HK$17,000,000, HK$20,000,000, HK$59,309,231, HK$4,431,034, HK$10,000,000 and RMB31,750,000 respectively as at 31st March, 2002.

董事局認為上述所列本集團之附屬公司均對本年度之業績有重要的影響，或構成本集團資產淨值主要部份。董事局認為如提供其他附屬公司之詳請，將令資料過於冗長。

The above table lists the subsidiaries of the Company which, in the opinion of the directors, principally affect the results of the year or constitute a substantial portion of the net assets of the Group. To give details of other subsidiaries would, in the opinion of the directors, result in particulars of excessive length.

除SIH Limited及Star Legend Offshore Limited為本公司直接持有外，所有其他之附屬公司均為本公司間接持有。於本年底或本年度內任何時間，均無附屬公司有任何借貸資本結餘。

Other than SIH Limited and Star Legend Offshore Limited which are held directly by the Company, all other subsidiaries are held indirectly by the Company. None of the subsidiaries had any loan capital outstanding at the end of the year, or at any time during the year.

業績 RESULTS

		截至三月三十一日止年度 Year ended 31st March, 1998 千港元 HK$'000	1999 千港元 HK$'000	2000 千港元 HK$'000	2001 千港元 HK$'000	**2002 千港元 HK$'000**
營業額	TURNOVER	1,788,614	1,216,257	1,315,842	1,325,555	**932,781**
經營溢利（虧損）	PROFIT (LOSS) FROM OPERATIONS	51,798	56,400	112,731	(37,498)	**(29,316)**
融資成本	FINANCE COSTS	(18,534)	(8,435)	(6,157)	(13,909)	**(9,066)**
應佔聯營公司業績	SHARE OF RESULTS OF ASSOCIATES	(195)	(1,078)	(1,187)	(701)	**(1,495)**
其他非經營項目	OTHER NON-OPERATING ITEMS	–	(11,670)	(2,924)	–	–
除稅前經常業務溢利（虧損）	PROFIT (LOSS) FROM ORDINARY ACTIVITIES BEFORE TAXATION	33,069	35,217	102,463	(52,108)	**(39,877)**
稅項	TAXATION	(1,954)	(2,084)	(2,472)	(1,454)	**(242)**
未扣除少數股東權益前溢利（虧損）	PROFIT (LOSS) BEFORE MINORITY INTERESTS	31,115	33,133	99,991	(53,562)	**(40,119)**
少數股東權益	MINORITY INTERESTS	(1,073)	716	287	759	**287**
本年度溢利（虧損）淨額	NET PROFIT (LOSS) FOR THE YEAR	30,042	33,849	100,278	(52,803)	**(39,832)**

資產及負債 ASSETS AND LIABILITIES

		於三月三十一日 At 31st March, 1998 千港元 HK$'000 (重列) (restated)	1999 千港元 HK$'000 (重列) (restated)	2000 千港元 HK$'000 (重列) (restated)	2001 千港元 HK$'000	**2002 千港元 HK$'000**
投資物業	INVESTMENT PROPERTIES	63,680	47,560	46,610	44,980	**45,250**
物業、機器及儀器	PROPERTY, PLANT AND EQUIPMENT	231,429	218,976	218,422	234,320	**241,180**
發展中物業	PROPERTIES UNDER DEVELOPMENT	49,590	34,000	32,000	32,000	**29,000**
商譽	GOODWILL	–	–	–	–	**16,183**
負商譽	NEGATIVE GOODWILL	–	–	–	–	**(3,844)**
聯營公司權益	INTEREST IN ASSOCIATES	3,241	2,168	998	9,955	**2,663**
證券投資	INVESTMENTS IN SECURITIES	–	–	1,040	38,646	**32,681**
流動資產淨值	NET CURRENT ASSETS	221,014	252,383	322,755	207,106	**136,881**
		568,954	555,087	621,825	567,007	**499,994**
融資來源:	Financed by:					
股本	SHARE CAPITAL	224,104	214,960	208,485	269,320	**269,323**
已收認購股份款項	SUBSCRIPTION MONEY RECEIVED	–	–	–	4,377	**–**
儲備	RESERVES	302,643	308,382	389,210	252,785	**211,491**
股東資金	SHAREHOLDERS' FUNDS	526,747	523,342	597,695	526,482	**480,814**
一年後到期之貸款	BORROWINGS – AMOUNT DUE AFTER ONE YEAR	17,275	21,410	13,950	31,240	**18,600**
少數股東權益	MINORITY INTERESTS	11,929	10,335	9,959	9,110	**458**
一年後到期之財務租賃及租購合約承擔	OBLIGATIONS UNDER FINANCE LEASES AND HIRE PURCHASE CONTRACTS – AMOUNT DUE AFTER ONE YEAR	13,003	–	221	175	**122**
		568,954	555,087	621,825	567,007	**499,994**

註: 一九九八、一九九九、二零零零年之數額因在二零零二年採納會計實務準則第9號(經修訂)「結算日後事項」而已經作出重列。

Note: The figures for 1998, 1999 and 2000 have been restated as a result of adoption of the Statement of Standard Accounting Practice 9 (Revised) "Events after the balance sheet date" in 2002.

投資物業及發展中物業之概要

SUMMARY OF INVESTMENT PROPERTIES AND PROPERTIES UNDER DEVELOPMENT

作收租用途持有之投資物業 Investment properties held for rental purposes	樓面面積（平方尺） Gross floor area (sq. ft.)	物業性質 Nature of property	本集團應佔權益 Attributable interest to the Group	租約分類 Category of lease
香港銅鑼灣邊寧頓街十八號 廣旅集團大廈十三樓B、C、D Units B, C and D on 13th Floor of Guangdong Tours Centre No. 18 Pennington Street Causeway Bay Hong Kong	2,280	商業 Commercial	100%	長年期租約 Long leases
香港中環金鐘道九十五號 統一中心二十六樓A Unit A, 26th Floor United Centre No. 95 Queensway, Central Hong Kong	5,543	商業 Commercial	100%	長年期租約 Long leases
香港香港仔大道二百三十二號 城都工業大廈十八樓 18th Floor Shing Dao Industrial Building No. 232 Aberdeen Main Road Aberdeen Hong Kong	12,079	工業 Industrial	100%	長年期租約 Long leases
香港香港仔大道二百三十二號 城都工業大廈十二樓之前部 The front portion of 12th Floor Shing Dao Industrial Building No. 232 Aberdeen Main Road Aberdeen Hong Kong	4,970	工業 Industrial	96%	長年期租約 Long leases

發展中物業 Properties under development	樓面面積（平方尺） Gross floor area (sq. ft.)	物業性質 Nature of property	本集團應佔權益 Attributable interest to the Group
番禺石碁鎮岐山路八號， 221及36地段	696,331	商用及住宅 Commercial and Residential	56%

STARLITE

升岡國際有限公司

STARLIGHT INTERNATIONAL HOLDINGS LTD.

(Incorporated in Bermuda with Limited Liability)

Annual Report 2002 年報